Long Beach Mortgage Loan Trust 2006-10
Issuing Entity

$975,434,000
(+/-5% Approximate)

Long Beach Securities Corp.
Depositor

Washington Mutual Bank
Sponsor and Servicer

WaMu Capital Corp.   **Lehman Brothers**

Co-Lead Managers

 **WaMu Capital Corp.**
A Washington Mutual, Inc. Company

LEHMAN BROTHERS

Important Notice About Information Presented in this Preliminary Term Sheet

The depositor has filed a registration statement (including a prospectus) with the SEC for the offering to which this preliminary term sheet relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor and this offering. You may obtain the documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you so request by calling toll-free 1-800-667-9569.

This preliminary term sheet is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement.

The information in this preliminary term sheet is preliminary and is subject to completion or change.

The information in this preliminary term sheet supersedes information contained in any prior communication relating to these securities.

Numerous assumptions were used in preparing this preliminary term sheet which may or may not be stated herein. This preliminary term sheet should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

This preliminary term sheet is not an offer to sell or a solicitation of any offer to buy nor shall there be any sale of the securities discussed in this preliminary term sheet in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

This preliminary term sheet is being delivered to you solely to provide you with information about the offering of the asset-backed securities referred to in this preliminary term sheet and to solicit an indication of your interest in purchasing such securities, when, as and if issued. Any such indication of interest will not constitute a contractual commitment by you to purchase any of the securities. You may withdraw your indication of interest at any time.

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$975,434,000
(+/- 5% Approximate)

Long Beach Mortgage Loan Trust 2006-10

Class[1,2]	Principal Balance($)	Expected Rating S&P/Moody's	Assumed Final Distribution Date	Certificate Type
I-A[3]	$288,380,000	AAA/Aaa	November 25, 2036	Floating Rate Senior
II-A1	212,803,000	AAA/Aaa	November 25, 2036	Floating Rate Senior
II-A2	95,210,000	AAA/Aaa	November 25, 2036	Floating Rate Senior
II-A3	157,760,000	AAA/Aaa	November 25, 2036	Floating Rate Senior
II-A4	54,928,000	AAA/Aaa	November 25, 2036	Floating Rate Senior
M-1	32,262,000	AA+/Aa1	November 25, 2036	Floating Rate Subordinate
M-2	30,750,000	AA/Aa2	November 25, 2036	Floating Rate Subordinate
M-3	18,652,000	AA/Aa3	November 25, 2036	Floating Rate Subordinate
M-4	16,635,000	A+/A1	November 25, 2036	Floating Rate Subordinate
M-5	16,131,000	A/A2	November 25, 2036	Floating Rate Subordinate
M-6	15,123,000	A-/A3	November 25, 2036	Floating Rate Subordinate
M-7	14,115,000	BBB+/Baa1	November 25, 2036	Floating Rate Subordinate
M-8	8,570,000	BBB/Baa2	November 25, 2036	Floating Rate Subordinate
M-9	8,066,000	BBB-/Baa3	November 25, 2036	Floating Rate Subordinate
M-10	6,049,000	BBB-/Ba1	November 25, 2036	Floating Rate Subordinate
B[3]	10,082,000	BB+/Ba2	November 25, 2036	Floating Rate Subordinate
Total	$985,516,000			

(1) The Class I-A Certificates will be backed primarily by the Group I Mortgage Loans. The Class II-A1, Class II-A2, Class II-A3 and Class II-A4 Certificates will be backed primarily by the Group II Mortgage Loans. The Class M and Class B Certificates (as defined herein) will be backed by the cash flows from the Mortgage Loans. The principal balance of each class of the Certificates is subject to a 5% variance.

(2) The Certificates are priced to a 10% Clean-up Call. The margin on the Class I-A, Class II-A1, Class II-A2, Class II-A3 and Class II-A4 Certificates will be equal to 2.0x the original margin beginning on the first Distribution Date after the 10% Clean-up Call may first be exercised. The margin on the Class M and Class B Certificates will be equal to 1.5x the original margin beginning on the first Distribution Date after which the 10% Clean-up Call may first be exercised.

(3) Not offered hereby.

Depositor:	Long Beach Securities Corp.
Sponsor and Servicer:	Washington Mutual Bank.
Issuing Entity:	Long Beach Mortgage Loan Trust 2006-10. The Issuing Entity is also referred to herein as the "Trust."
Servicing Fee Rate:	0.50% per annum.
Co-Lead Managers:	WaMu Capital Corp. and Lehman Brothers Inc.
Trustee:	Deutsche Bank National Trust Company.
Delaware Trustee:	Deutsche Bank Trust Company Delaware.
Trustee Fee:	Compensation to the Trustee will consist of interest earned on amounts in the distribution account prior to any Distribution Date.
Swap Counterparty:	TBD.
Group I Certificates:	The Class I-A Certificates.
Group II Certificates:	The Class II-A1, Class II-A2, Class II-A3 and Class II-A4 Certificates.
Class A Certificates:	The Group I Certificates and the Group II Certificates.
Class M Certificates:	The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates.
Certificates:	The Class A, Class M and Class B Certificates.
Federal Tax Status:	The Certificates will represent ownership of REMIC regular interests and an undivided right to receive any Net WAC Rate Carryover Amounts for tax purposes.
Registration:	The Certificates will be available in book-entry form through the Depository Trust Company and, upon request, through Clearstream, Luxembourg and the Euroclear System. The Class B Certificates will be available through the PORTAL system. The Certificates will be issued in minimum denominations of $25,000 original certificate principal balance and integral multiples of $1 in excess thereof.
Unregistered Securities:	The Class B Certificates will not be registered under the Securities Act of 1933 in reliance on the exemption provided by Rule 144A. Investors will be deemed to have represented that they are Qualified Institutional Buyers ("QIBs") as defined in Rule 144A.
Cut-off Date:	November 1, 2006.
Expected Pricing Date:	Week of October 30, 2006.
Expected Closing Date:	On or about November 9, 2006.
Expected Settlement Date:	On or about November 9, 2006.

Distribution Date:	The 25th day of each month (or if such day is not a business day, the next succeeding business day) commencing in December 2006.
Final Scheduled Distribution Date:	November 2036. The actual final Distribution Date for each class of the Certificates may be earlier or later, and could be substantially earlier, than the Distribution Date in November 2036.
Due Period:	With respect to any Distribution Date, the period commencing on the 2nd day of the month preceding the month in which the Distribution Date occurs and ending on the 1st day of the month in which such Distribution Date occurs.
Prepayment Period:	With respect to any Distribution Date, (i) the period commencing on the 15th day of the month preceding the month in which the Distribution Date occurs (or in the case of the first Distribution Date, the Cut-off Date) and ending on the 14th day of the month in which such Distribution Date occurs, for purposes of prepayments in full; and (ii) the calendar month immediately preceding the month in which the Distribution Date occurs, for any other purpose.
Accrued Interest:	The price to be paid by investors for the Certificates will not include accrued interest (settling flat).
Interest Accrual Period:	With respect to each Distribution Date, the period commencing on the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).
ERISA Eligibility:	It is expected that the Class A and Class M Certificates may be purchased by a pension or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974 or Section 4975 of the Internal Revenue Code of 1986, as amended, so long as the conditions of certain class exemptions are met. Investors should consult their own advisors.
SMMEA Eligibility:	None of the Certificates is expected to be SMMEA eligible.
Clean-up Call:	The terms of the transaction will allow for a clean-up call of the Mortgage Loans and the retirement of the Certificates, which may be exercised by the Servicer on the Distribution Date following the determination date in which the aggregate stated principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date.
Mortgage Loans:	The mortgage loans will consist of a pool of fixed-rate and adjustable-rate, one- to four-family, first and second lien residential mortgage loans. The description of the mortgage loans is on the basis of their scheduled principal balances as of the Cut-off Date. As of the Cut-off Date, the mortgage loans expected to be delivered to the Trust on the Closing Date have an aggregate scheduled principal balance of approximately $1,008,200,969 of which: (i) approximately $359,352,197 consist of a pool of conforming balance, first and second lien, fixed-rate and adjustable-rate mortgage loans (the "**Group I Mortgage Loans**") and (ii) approximately $648,848,772 consist of a pool of conforming and non-conforming balance, first and second lien, fixed-rate and adjustable-rate mortgage loans (the "**Group II Mortgage Loans**" and together with the Group I Mortgage Loans, the "**Mortgage Loans**"). The Mortgage Loans have the characteristics described on Exhibit A.

Approximately 6.95% of the Mortgage Loans are 40-Year Mortgage Loans, approximately 7.19% of the Group I Mortgage Loans are 40-Year Mortgage Loans, and approximately 6.82% of the Group II Mortgage Loans are 40-Year Mortgage Loans.

40-Year Mortgage Loans: Mortgage Loans with an original term to maturity equal to 480 months.

Adjusted Net Mortgage Rate: With respect to any Mortgage Loan, the mortgage rate for such Mortgage Loan less the servicing fee rate.

Adjusted Net Maximum Mortgage Rate: With respect to any Mortgage Loan, the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the servicing fee rate.

Pass-Through Rate: With respect to each class of Certificates on any Distribution Date, a per annum rate equal to the lesser of (i) the related Formula Rate and (ii) the related Net WAC Rate.

Formula Rate: With respect to each class of Certificates, a per annum rate equal to the lesser of (i) One Month LIBOR plus the related margin for such class and (ii) the related Maximum Cap.

Group I Net WAC Rate: With respect to any Distribution Date (other than the first Distribution Date) and the Group I Certificates, a per annum rate equal to (A) the weighted average of the Adjusted Net Mortgage Rates of the Group I Mortgage Loans (adjusted for principal payments distributed on a prior distribution date) less (B) the annualized percentage equivalent of a fraction, (i) the numerator of which is equal to the sum of (a) any net swap payment (including any swap termination payment other than those triggered by a Swap Counterparty trigger event) made to the Swap Counterparty allocable to the Group I Mortgage Loans, and (b) the Coupon Strip allocable to the Group I Mortgage Loans and (ii) the denominator of which is the aggregate stated principal balance of the Group I Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Group II Net WAC Rate: With respect to any Distribution Date (other than the first Distribution Date) and the Group II Certificates, a per annum rate equal to (A) the weighted average of the Adjusted Net Mortgage Rates of the Group II Mortgage Loans (adjusted for principal payments distributed on a prior distribution date) less (B) the annualized percentage equivalent of a fraction, (i) the numerator of which is equal to the sum of (a) any net swap payment (including any swap termination payment other than those triggered by a Swap Counterparty trigger event) made to the Swap Counterparty allocable to the Group II Mortgage Loans, and (b) the Coupon Strip allocable to the Group II Mortgage Loans and (ii) the denominator of which is the aggregate stated principal balance of the Group II Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Subordinate Net WAC Rate: With respect to any Distribution Date (other than the first Distribution Date) and the Class M and Class B Certificates, a per annum rate equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group as of the due date in the month preceding the month of such distribution date (adjusted for principal payments distributed on a prior distribution date) the principal balance of the related Class A Certificates), of (i) the Group I Net WAC Rate and (ii) the Group II Net WAC Rate.

Group I Maximum
Cap Rate:
With respect to the Group I Certificates, a per annum rate equal to the product of (A) the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group I Mortgage Loans (adjusted for principal payments distributed on a prior distribution date) and (B) the quotient (i) the numerator of which is aggregate stated principal balance of the Mortgage Loans and (ii) the denominator of which is the aggregate principal balance of the Certificates, plus the annualized percentage equivalent of a fraction, (x) the numerator of which is equal to (i) any net swap payment received from the Swap Counterparty less any net swap payment (including any swap termination payment other than those triggered by a Swap Counterparty trigger event) made to the Swap Counterparty less (ii) the Coupon Strip and (y) the denominator of which is the aggregate principal balance of the Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Group II Maximum
Cap Rate:
With respect to the Group II Certificates, a per annum rate equal to the product of (A) the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group II Mortgage Loans (adjusted for principal payments distributed on a prior distribution date) and (B) the quotient (i) the numerator of which is aggregate stated principal balance of the Mortgage Loans and (ii) the denominator of which is the aggregate balance of the Certificates, plus the annualized percentage equivalent of a fraction, (x) the numerator of which is equal to (i) any net swap payment received from the Swap Counterparty less any net swap payment (including any swap termination payment other than those triggered by a Swap Counterparty trigger event) made to the Swap Counterparty less (ii) the Coupon Strip (y) the denominator of which is the aggregate principal balance of the Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Subordinate
Maximum Cap Rate:
With respect to the Class M and Class B Certificates, a per annum rate equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group as of the due date in the month preceding the month of such distribution date (adjusted for principal payments distributed on a prior distribution date) the principal balance of the related Class A Certificates) of the Group I Maximum Cap Rate and the Group II Maximum Cap Rate.

Net WAC Rate
Carryover Amount:
With respect to any class of Certificates on any Distribution Date on which the Pass-Through Rate for such class of Certificates is limited by the related Net WAC Rate, an amount equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on the related Formula Rate over (b) the amount of interest actually accrued on such class based on the related Net WAC Rate, and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest thereon at the related Formula Rate. With respect to any class of Certificates on any Distribution Date on which the Pass-Through Rate for such

class of Certificates is the related Formula Rate, the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest thereon at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Group I Interest Distribution Amount:

With respect to any Distribution Date, an amount equal to the sum of (a) the portion of available funds attributable to interest received or advanced with respect to the Group I Mortgage Loans and (b) compensating interest paid by the Servicer with respect to the Group I Mortgage Loans.

Group II Interest Distribution Amount:

With respect to any Distribution Date, an amount equal to the sum of (a) the portion of available funds attributable to interest received or advanced with respect to the Group II Mortgage Loans and (b) compensating interest paid by the Servicer with respect to the Group II Mortgage Loans.

Final Maturity Reserve Fund:

On or after the 121st Distribution Date through the 240th Distribution Date, if on such any Distribution Date if the constant prepayment rate of the Mortgage Loans is equal to or less than 15%, an amount equal to approximately 0.0556% of the aggregate principal balance of the Mortgage Loans (such amount is in each case the "**Coupon Strip**") will be placed into a reserve fund (the "**Final Maturity Reserve Fund**"). On and after the 241st Distribution Date, all amounts otherwise payable to the Class C Certificates will be deposited into the Final Maturity Reserve Fund until the amounts on deposit therein are equal to the stated principal balance of the Mortgage Loans with 40-year original term to maturity less the certificate principal balance of the Class C Certificates. Amounts in the Final Maturity Reserve Fund will be available if needed to make a payment to certificateholders on the 360th Distribution Date.

Group I Principal Allocation Percentage:

With respect to any Distribution Date, the principal remittance amount for the Group I Mortgage Loans divided by the aggregate principal remittance amount for all of the Mortgage Loans.

Group II Principal Allocation Percentage:

With respect to any Distribution Date, the principal remittance amount for the Group II Mortgage Loans divided by the aggregate principal remittance amount for all of the Mortgage Loans.

Group I and Group II Principal Distribution Amounts:

With respect to any Distribution Date, generally an amount determined by multiplying the related Group I Principal Allocation Percentage or Group II Principal Allocation Percentage by the aggregate principal remittance amount for the Mortgage Loans.

Group I Senior Principal Distribution Amount:

With respect to any Distribution Date, an amount equal to the lesser of (I) the aggregate principal balance of the Group I Certificates immediately prior to such Distribution Date and (II) the excess of (x) the aggregate principal balance of the Group I Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 60.50% and (ii) the aggregate stated principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate stated principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus 0.50% of the aggregate stated principal balance of the Group I Mortgage Loans as of the Cut-off Date.

Group II Senior Principal Distribution Amount:

With respect to any Distribution Date, an amount equal to the lesser of (I) the aggregate principal balance of the Group II Certificates immediately prior to such Distribution Date and (II) the excess of (x) the aggregate principal balance of the Group II Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 60.50% and (ii) the aggregate stated principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate stated principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus 0.50% of the aggregate stated principal balance of the Group II Mortgage Loans as of the Cut-off Date.

Overcollateralization Target Amount:

With respect to any Distribution Date:
(i) prior to the Stepdown Date, 2.25% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date; and,
(ii) on or after the Stepdown Date, the greater of:
(a) the lesser of (x) 2.25% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date and (y) 4.50% of the current aggregate stated principal balance of the Mortgage Loans; and
(b) 0.50% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date (the "**OC Floor**"); provided however, that on any Distribution Date on which a Trigger Event is in effect, the Overcollateralization Target Amount will be equal to the Overcollateralization Target Amount as of the preceding Distribution Date.

Stepdown Date:

The earlier to occur of:
(i) the date following the Distribution Date on which the aggregate principal balance of the Class A Certificates is reduced to zero; and,
(ii) the later to occur of
(x) the Distribution Date occurring in December 2009 and
(y) the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to 39.50%.

Interest	
Coverage Account:	On the Closing Date, the Depositor will pay to the Trustee for deposit in an interest coverage account an amount which will be applied by the Trustee to cover shortfalls in the amount of interest generated by the related Mortgage Loans arising from the long first accrual period.
Credit Enhancement:	Consists of the following: 1) Monthly Excess Cashflow; 2) Overcollateralized Amount; 3) Subordination; and 4) Net swap payments received from the Swap Counterparty (if any).
Monthly Excess Cashflow:	With respect to any Distribution Date, an amount equal to the available funds remaining after priorities (I) and (II) under "Priority of Distributions."
Overcollateralized *Amount:*	With respect to any Distribution Date, the excess of the aggregate stated principal balance of the Mortgage Loans on the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) over the aggregate principal balance of the Class A, Class M, Class B and Class P Certificates (not offered hereby) (assuming that 100% of the aggregate principal remittance amount is applied as a principal payment on such Distribution Date). On the Closing Date, the Overcollateralized Amount will be fully funded at approximately 2.25% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralized Amount is reduced below the Overcollateralization Target Amount, Monthly Excess Cashflow will be distributed to the Certificates as described below to build the Overcollateralized Amount until the Overcollateralization Target Amount is reached.
Credit Enhancement *Percentage:*	With respect to any Distribution Date an amount equal to (i) the sum of (a) the aggregate principal balance of the Class M and Class B Certificates and (b) the Overcollateralized Amount divided by (ii) the aggregate stated principal balance of the Mortgage Loans.
Delinquency *Trigger Event:*	With respect to any Distribution Date on or after the Stepdown Date, if the percentage of aggregate stated principal balance of (i) Mortgage Loans delinquent 60 days or more, (ii) REO properties and (iii) Mortgage Loans in foreclosure and in bankruptcy (excluding any such Mortgage Loans which are less than 60 days delinquent under the bankruptcy plan) exceeds 39.35% of the Credit Enhancement Percentage.
Loss Trigger Event:	With respect to any Distribution Date in or after December 2008, if the cumulative Realized Losses on the Mortgage Loans as a percentage of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date, for the related Distribution Date are greater than:

Distribution Date	Cumulative Realized Loss Percentage
December 2008 to November 2009	1.30% for the first month, plus an additional 1/12th of 1.55% for each month thereafter
December 2009 to November 2010	2.85% for the first month, plus an additional 1/12th of 1.65% for each month thereafter
December 2010 to November 2011	4.50% for the first month, plus an additional 1/12th of 1.30% for each month thereafter
December 2011 to November 2012	5.80% for the first month, plus an additional 1/12th of 0.75% for each month thereafter
December 2012 and thereafter	6.55%

Trigger Event: With respect to any Distribution Date if either a Loss Trigger Event or a Delinquency Trigger Event is in effect on such Distribution Date.

Credit Support:

	Initial Credit Enhancement Percentage		Target Credit Enhancement Percentage On and After Stepdown Date	
Class	Percent		Class	Percent
A	19.75%		A	39.50%
M-1	16.55%		M-1	23.30%
M-2	13.50%		M-2	23.30%
M-3	11.65%		M-3	23.30%
M-4	10.00%		M-4	20.00%
M-5	8.40%		M-5	16.80%
M-6	6.90%		M-6	13.80%
M-7	5.50%		M-7	11.00%
M-8	4.65%		M-8	9.30%
M-9	3.85%		M-9	7.70%
M-10	3.25%		M-10	6.50%
B	2.25%		B	4.50%

Realized Losses: If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will be absorbed first, by the Monthly Excess Cashflow, second by certain payments made by the Swap Counterparty and third by a reduction of the Overcollateralized Amount. Following the reduction of the Overcollateralized Amount to zero, all remaining Realized Losses will be applied to reduce the principal balance of the Class B and Class M Certificates in reverse sequential order, first to the Class B Certificates, second to the Class M-10 Certificates, third to the Class M-9 Certificates, fourth to the Class M-8 Certificates, fifth to the Class M-7 Certificates, sixth to the Class M-6 Certificates, seventh to the Class M-5 Certificates, eighth to the Class M-4 Certificates, ninth to the Class M-3 Certificates, tenth to the Class M-2 Certificates and eleventh to the Class M-1 Certificates.

Swap Agreement: On the Closing Date, the Trust will enter into an agreement with the Swap Counterparty pursuant to which on each Distribution Date for the second Distribution Date through the 60th Distribution Date, until the swap is retired (i) the Trust shall be obligated to pay the Swap Counterparty an amount equal to the product of (x) a fixed rate equal to 5.11% per annum, (y) the swap notional amount for such Distribution Date set forth in the schedule below, and (z) a fraction, the numerator of which is 30 and the denominator of which is 360 and (ii) the Swap Counterparty will be required to pay to the Trust an amount equal to product of (x) One-Month LIBOR as determined pursuant to the Swap Agreement, (y) the swap notional amount for such Distribution Date set forth in the schedule below, and (z) a fraction, the numerator of which is 30 and the denominator of which is 360. Only the net amount of the two obligations above will be paid by the appropriate party. To the extent that the Trust is obligated to make a payment to the Swap Counterparty on a Distribution Date (other than any swap termination payment triggered by a Swap Counterparty trigger event, an Event of Default where the Swap Counterparty is the Defaulting Party or a Termination Event where the Swap Counterparty is the Sole Affected Party, each as will be defined in the Swap Agreement (the "Swap Counterparty trigger event")), amounts otherwise available to certificateholders will be applied to make such payment. Such amount will be applied to pay the Swap Counterparty any net swap payment due to the Swap Counterparty, including any unpaid swap termination payment owed to the Swap Counterparty pursuant to the swap agreement for such Distribution Date, other than any swap termination payment triggered by a Swap Counterparty trigger event. To the extent that the Swap Counterparty is obligated to make a swap payment to the Trust, any swap payment will be deposited in a swap account (the "**Swap Account**") and used as follows:

1) If the NIM Notes (not offered hereby) are outstanding, according to the Monthly Excess Cashflow priorities (III)(i) through (III)(xvi) to the extent not paid after distribution of the Monthly Excess Cashflow.
2) If the NIM Notes are not outstanding, according to the Monthly Excess Cashflow priorities (III)(i) through (III)(xv) to the extent not paid after distribution of the Monthly Excess Cashflow.

Any remaining swap payments received by the Trust from the Swap Counterparty after payment priority (2) above will reside in the Swap Account and will be distributed according to payment priority (2) above for future Distribution Dates. Swap payments received by the Trust from the Swap Counterparty will not be released to the Class C Certificates (not offered hereby).

Upon early termination of the swap agreement, the Trust or the Swap Counterparty may be liable to make a termination payment (the "**swap termination payment**") to the other party (regardless of which party caused the termination). The swap termination payment will be computed in accordance with the procedures set forth in the swap agreement. In the event that the Trust is required to make a swap termination payment, in certain instances, that payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to distributions to certificateholders.

Swap Schedule

Distribution Date	Swap Notional Amount ($)	Distribution Date	Swap Notional Amount ($)
1	0	31	225,078,061
2	793,608,174	32	215,476,633
3	786,955,607	33	206,475,845
4	779,125,810	34	197,838,666
5	770,127,746	35	189,573,012
6	759,976,417	36	178,395,962
7	757,821,364	37	176,825,817
8	754,241,970	38	161,238,368
9	749,003,364	39	153,024,886
10	742,094,613	40	145,168,864
11	733,302,148	41	137,774,029
12	721,675,716	42	130,751,457
13	702,217,031	43	124,064,212
14	681,569,041	44	117,864,564
15	660,561,732	45	111,998,664
16	640,240,900	46	106,779,988
17	620,566,635	47	101,757,385
18	601,495,531	48	96,923,644
19	583,951,393	49	91,705,136
20	567,286,512	50	86,316,665
21	551,586,265	51	81,232,250
22	536,723,489	52	76,382,111
23	527,630,858	53	71,195,396
24	363,055,391	54	66,453,024
25	335,902,160	55	62,021,338
26	306,843,489	56	57,582,559
27	282,944,615	57	53,601,364
28	264,541,422	58	49,990,207
29	249,397,262	59	46,669,565
30	236,396,966	60	43,698,736

Priority of Distributions:

I. Interest Distribution: Group I and Group II Interest Distribution Amounts will be distributed as follows:

i) To pay the Swap Counterparty any net swap payment, provided a swap default has not occurred and is not continuing, and any unpaid swap termination payment (not due to a Swap Counterparty trigger event) owed to the Swap Counterparty pursuant to the swap agreement;
ii) To pay the Coupon Strip, if applicable;
iii) Pro-rata to the Class A Certificates generally from the related loan group, current interest plus any unpaid interest; and then from the unrelated loan groups, any current interest plus any unpaid interest not paid from the related loan group.
iv) To the Class M-1 Certificates current interest;
v) To the Class M-2 Certificates current interest;
vi) To the Class M-3 Certificates current interest;
vii) To the Class M-4 Certificates current interest;
viii) To the Class M-5 Certificates current interest;
ix) To the Class M-6 Certificates current interest;
x) To the Class M-7 Certificates current interest;
xi) To the Class M-8 Certificates current interest;
xii) To the Class M-9 Certificates current interest;
xiii) To the Class M-10 Certificates current interest;
xiv) To the Class B Certificates current interest;
xv) Any interest distribution amounts remaining undistributed following (i) through (xiv) above will be distributed as Monthly Excess Cashflow for such Distribution Date.

II. Principal Distribution:

(A) On each Distribution Date prior to the Stepdown Date, or if a Trigger Event is in effect:

i) To pay the Swap Counterparty any net swap payment, provided a swap default has not occurred and is not continuing, and any unpaid swap termination payment (not due to a Swap Counterparty trigger event) owed to the Swap Counterparty pursuant to the swap agreement, to the extent not paid in (I)(i) above;
ii) To pay the Coupon Strip, if applicable, to the extent not paid in (I)(ii) above;
iii) An amount equal to the Group I Principal Distribution Amount will be distributed to the Group I Certificates, until the Group I Certificates have been reduced to zero;
iv) An amount equal to the Group II Principal Distribution Amount will be distributed to the Group II Certificates (according to the priorities described below), until the principal balance thereof has been reduced to zero;
v) Any remaining Group I Principal Distribution Amounts will be distributed to the Group II Certificates (according to the priorities described below), until the principal balance thereof has been reduced to zero.

vi)   Any remaining Group II Principal Distribution Amounts will be distributed to the Group I Certificates, until the Group I Certificates have been reduced to zero;

vii)   To the Class M-1 Certificates until the principal balance thereof is reduced to zero;

viii)   To the Class M-2 Certificates until the principal balance thereof is reduced to zero;

ix)   To the Class M-3 Certificates until the principal balance thereof is reduced to zero;

x)   To the Class M-4 Certificates until the principal balance thereof is reduced to zero;

xi)   To the Class M-5 Certificates until the principal balance thereof is reduced to zero;

xii)   To the Class M-6 Certificates until the principal balance thereof is reduced to zero;

xiii)   To the Class M-7 Certificates until the principal balance thereof is reduced to zero;

xiv)   To the Class M-8 Certificates until the principal balance thereof is reduced to zero;

xv)   To the Class M-9 Certificates until the principal balance thereof is reduced to zero;

xvi)   To the Class M-10 Certificates until the principal balance thereof is reduced to zero;

xvii)   To the Class B Certificates until the principal balance thereof is reduced to zero;

xviii)   Any Principal Distribution amounts remaining undistributed following (i) through (xvii) above will be distributed as Monthly Excess Cashflow, if any, for such Distribution Date.

(B)   On each Distribution Date on or after the Stepdown Date and if a Trigger Event is not in effect:

i)   To pay the Swap Counterparty any net swap payment, provided a swap default has not occurred and is not continuing, and any unpaid swap termination payment (not due to a Swap Counterparty trigger event) owed to the Swap Counterparty pursuant to the swap agreement, to the extent not paid in (I)(i) above;

ii)   To pay the Coupon Strip, if applicable, to the extent not paid in (I)(ii) above;

iii)   The Group I Principal Distribution Amount will be distributed as follows:

     a.   To the Group I Certificates, the Group I Senior Principal Distribution Amount, until the Group I Certificates have been retired.

     b.   To the Group II Certificates, the Group II Senior Principal Distribution Amount, to extent not paid in clause (B)(iv)(a) below, according to the payment priority in clause (B)(iv)(a) below.

iv)   The Group II Principal Distribution Amount will be distributed as follows:

        a.   To the Group II Certificates, the Group II Senior Principal Distribution Amount (to be distributed according to the priorities described below), until the Group II Certificates have been retired.

        b.   To the Group I Certificates, the Group I Senior Principal Distribution Amount, to extent not paid in clause (B)(iii)(a) above.

v)   The sum of any remaining Principal Distribution Amounts will be distributed in the following order.

        a.   To the Class M-1 Certificates, the Class M-2 Certificates and the Class M-3 Certificates, sequentially, until they reach a 23.30% Target Credit Enhancement Percentage (based on 2x the Class M-3 Initial Credit Enhancement Percentage);

        b.   To the Class M-4 Certificates until it reaches a 20.00% Target Credit Enhancement Percentage (based on 2x the Class M-4 Initial Credit Enhancement Percentage);

        c.   To the Class M-5 Certificates until it reaches a 16.80% Target Credit Enhancement Percentage (based on 2x the Class M-5 Initial Credit Enhancement Percentage);

        d.   To the Class M-6 Certificates until it reaches a 13.80% Target Credit Enhancement Percentage (based on 2x the Class M-6 Initial Credit Enhancement Percentage);

        e.   To the Class M-7 Certificates until it reaches a 11.00% Target Credit Enhancement Percentage (based on 2x the Class M-7 Initial Credit Enhancement Percentage);

        f.   To the Class M-8 Certificates until it reaches a 9.30% Target Credit Enhancement Percentage (based on 2x the Class M-8 Initial Credit Enhancement Percentage);

        g.   To the Class M-9 Certificates until it reaches a 7.70% Target Credit Enhancement Percentage (based on 2x the Class M-9 Initial Credit Enhancement Percentage);

        h.   To the Class M-10 Certificates, until it reaches a 6.50% Target Credit Enhancement Percentage (based on 2x the Class M-10 Initial Credit Enhancement Percentage);

        i.   To the Class B Certificates, until it reaches a 4.50% Target Credit Enhancement Percentage (based on 2x the Class B Initial Credit Enhancement Percentage); and

        j.   Any Principal Distribution Amounts remaining undistributed following (a) through (i) above will be distributed as Monthly Excess Cashflow, if any, for such Distribution Date.

With respect to the Group II Certificates, all principal distributions will be allocated sequentially, to the Class II-A1, Class II-A2, Class II-A3 and Class II-A4 Certificates, in each case, until their principal balances have been reduced to zero, with the exception that beginning on the first Distribution Date on or after which the principal balances of the Class M Certificates and the Class B Certificates have been reduced to zero and the Monthly Excess Cashflow and Overcollateralized Amount for such Distribution Date are insufficient to cover Realized Losses on the Group II Mortgage Loans, principal distributions among the Group II Certificates will be allocated, pro rata, based on their principal balances, in each case, until their principal balances have been reduced to zero.

III.   Monthly Excess Cashflow:

i)   As principal to the Certificates to replenish or maintain the Overcollateralized Amount as described under Principal Distribution above;

ii)   Pro-rata to the Class A Certificates, in an amount equal to unpaid interest;

iii)   To the Class M-1 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

iv)   To the Class M-2 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

v)   To the Class M-3 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

vi)   To the Class M-4 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

vii)   To the Class M-5 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

viii)   To the Class M-6 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

ix)   To the Class M-7 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

x)   To the Class M-8 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

xi)   To the Class M-9 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

xii)   To the Class M-10 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

xiii)   To the Class B Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

xiv)   Any funds remaining after distributions described in (i) through (xiii) above will be distributed to pay any related Net WAC Rate Carryover Amounts as follows: first to the Class A Certificates, pro rata, based on their respective Net WAC Rate Carryover Amounts, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to the Class M-8 Certificates, then to the Class M-9 Certificates, then to the Class M-10 Certificates and lastly to the Class B Certificates sequentially, in that order, in each case up to their respective Net WAC Rate Carryover Amount.

xv)   To the Swap Counterparty, any unpaid swap termination payment due to the Swap Counterparty as a result of a Swap Counterparty trigger event.

xvi)   Any remaining funds will be distributed to the holders of the Class C Certificates as further described in the pooling agreement.

FOR ADDITIONAL INFORMATION PLEASE CALL:

WAMU CAPITAL CORP.	
Trading	
David Nagle	(206) 554-2425
Kevin Richmond	(212) 702-6921
Tim O'Brien	(212) 702-6919
Albert Chang	(212) 702-6934
Finance	
Vinny Varca	(212) 702-6931
Tom Lazar	(206) 554-2416

RATING AGENCIES	
Moody's	
Debashish Chatterjee	(212) 553-1329
S&P	
Todd Niemy	(212) 438-2494

Exhibit A
Mortgage Loan Statistics

		Minimum	Maximum
Scheduled Principal Balance	$1,008,200,969	$10,047	$1,114,709
Average Scheduled Principal Balance	$215,152		
Number of Mortgage Loans	4,686		
Weighted Average Gross Coupon	8.468%	5.500%	13.400%
Weighted Average FICO Score	635	500	816
Weighted Average Original LTV	81.72%	10.56%	100.00%
Weighted Average Combined Original LTV	88.86%	10.56%	100.00%
Weighted Average DTI	39.52%	0.33%	74.54%
Weighted Average Original Term	368 months	180 months	480 months
Weighted Average Stated Remaining Term	367 months	178 months	480 months
Weighted Average Seasoning	1 month	0 months	8 months
Weighted Average Gross Margin	5.114%	4.900%	6.750%
Weighted Average Minimum Interest Rate	8.409%	5.500%	13.400%
Weighted Average Maximum Interest Rate	14.409%	11.500%	19.400%
Weighted Average Initial Rate Cap	2.218%	1.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	29 months	16 months	60 months
Maturity Date		September 1, 2021	November 1, 2046

Adj Rate Mortgage	78.76%	Full	57.69%
Fixed Rate Mortgage	21.24%	Limited	4.02%
		Stated	38.28%
ARM—2 Yr/6 Mth	21.31%		
ARM—2 Yr/6 Mth 40 Yr	3.67%	Cash-Out Refi	45.80%
ARM—2 Yr/6 Mth IO	5.51%	Purchase	45.97%
ARM—3 Yr/6 Mth	5.94%	Rate/Term Refi	8.23%
ARM—3 Yr/6 Mth 40 Yr	1.30%		
ARM—3 Yr/6 Mth IO	1.33%	Condominium	7.53%
ARM—5 Yr/6 Mth	2.76%	Planned Unit Development	14.06%
ARM—5 Yr/6 Mth 40 Yr	0.77%	Single Family	70.40%
ARM—5 Yr/6 Mth IO	1.66%	Townhouse	0.28%
Balloon—2 Yr/6 Mnth	25.56%	Two to Four Family	7.74%
Balloon—3 Yr/6 Mnth	5.59%		
Balloon—30 Year	2.58%	Investor	7.89%
Balloon—5 Yr/6 Mnth	3.38%	Owner-Occupied	90.47%
Fixed—15 Year	0.19%	Second Home	1.65%
Fixed—20 Year	0.02%		
Fixed—30 Year	17.23%	First Lien	93.82%
Fixed—40 Year	1.21%	Second Lien	6.18%
Not Interest Only	91.50%	Top 5 Locations:	
Interest Only	8.50%	California	35.87%
		Florida	10.27%
Prepay Penalty: N/A	24.46%	Maryland	6.76%
Prepay Penalty: 12 months	7.61%	Washington	5.94%
Prepay Penalty: 24 months	36.44%	Texas	4.92%
Prepay Penalty: 36 months	31.50%		

Current Balance ($)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
0.01—50,000.00	460	$16,217,347.63	1.61%	10.796%	94.94%	643	55.39%	21.59%
50,000.01—100,000.00	963	$73,403,192.36	7.28%	9.990%	88.44%	634	56.91%	47.24%
100,000.01—150,000.00	770	$96,099,591.65	9.53%	9.208%	84.19%	627	61.81%	60.32%
150,000.01—200,000.00	567	$99,208,117.42	9.84%	8.533%	81.07%	626	64.67%	78.66%
200,000.01—250,000.00	430	$96,873,203.45	9.61%	8.380%	81.32%	625	65.01%	81.75%
250,000.01—300,000.00	378	$103,853,557.95	10.30%	8.117%	79.96%	631	60.41%	84.73%
300,000.01—350,000.00	267	$86,497,705.27	8.58%	8.119%	80.17%	638	54.19%	86.44%
350,000.01—400,000.00	193	$72,340,356.52	7.18%	8.161%	80.93%	640	53.22%	84.53%
400,000.01—450,000.00	166	$70,531,884.30	7.00%	8.024%	80.84%	634	61.38%	82.70%
450,000.01—500,000.00	135	$64,099,703.79	6.36%	8.163%	81.58%	643	45.69%	91.21%
500,000.01—550,000.00	107	$56,214,498.94	5.58%	8.023%	81.38%	654	51.66%	84.89%
550,000.01—600,000.00	89	$51,249,057.78	5.08%	8.182%	81.96%	639	52.63%	90.92%
600,000.01—650,000.00	39	$24,443,354.14	2.42%	8.102%	81.28%	654	48.60%	82.04%
650,000.01—700,000.00	35	$23,706,578.38	2.35%	7.696%	79.27%	647	62.75%	88.77%
700,000.01—750,000.00	30	$21,906,380.73	2.17%	8.096%	78.59%	654	46.98%	83.45%
750,000.01—800,000.00	14	$10,996,502.79	1.09%	8.267%	81.96%	665	35.30%	85.83%
800,000.01—850,000.00	6	$5,038,214.12	0.50%	8.624%	70.76%	628	33.73%	100.00%
850,000.01—900,000.00	7	$6,137,164.30	0.61%	8.432%	77.36%	604	57.29%	71.92%
900,000.01—950,000.00	7	$6,515,266.78	0.65%	9.190%	76.39%	610	71.40%	100.00%
950,000.01—1,000,000.00	21	$20,715,179.63	2.05%	8.113%	75.63%	620	71.07%	90.57%
>= 1,000,000.01	2	$2,154,111.04	0.21%	8.530%	77.07%	646	100.00%	100.00%
Total	**4,686**	**$1,008,200,968.97**	**100.00%**	**8.468%**	**81.72%**	**635**	**57.69%**	**78.76%**

Mortgage Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
5.500—5.999	21	$8,568,329.75	0.85%	5.795%	72.90%	694	96.68%	100.00%
6.000—6.499	165	$60,292,067.43	5.98%	6.197%	74.04%	692	93.67%	40.45%
6.500—6.999	268	$81,299,086.68	8.06%	6.764%	79.08%	656	91.21%	70.96%
7.000—7.499	406	$113,396,934.93	11.25%	7.251%	79.39%	648	79.48%	83.14%
7.500—7.999	564	$150,927,789.45	14.97%	7.743%	79.77%	639	66.57%	85.46%
8.000—8.499	470	$122,466,601.36	12.15%	8.217%	80.48%	634	54.95%	91.15%
8.500—8.999	551	$145,510,410.64	14.43%	8.718%	81.43%	635	36.38%	91.96%
9.000—9.499	409	$98,108,385.48	9.73%	9.228%	81.73%	619	36.68%	90.08%
9.500—9.999	500	$81,854,445.07	8.12%	9.745%	84.82%	601	48.07%	81.88%
10.000—10.499	268	$40,603,691.91	4.03%	10.208%	86.12%	607	47.68%	81.11%
10.500—10.999	256	$35,442,955.02	3.52%	10.738%	86.75%	596	44.79%	73.58%
11.000—11.499	502	$42,586,591.31	4.22%	11.229%	94.68%	629	38.74%	28.84%
11.500—11.999	232	$20,451,772.82	2.03%	11.702%	93.76%	619	18.47%	31.63%
12.000—12.499	54	$4,961,106.75	0.49%	12.193%	96.43%	650	22.00%	19.97%
12.500—12.999	17	$1,583,236.92	0.16%	12.667%	97.07%	639	0.00%	27.90%
13.000—13.499	3	$147,563.45	0.01%	13.282%	90.00%	640	0.00%	100.00%
Total	**4,686**	**$1,008,200,968.97**	**100.00%**	**8.468%**	**81.72%**	**635**	**57.69%**	**78.76%**

Exhibit A - 2

FICO	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
500—524	171	$37,513,800.79	3.72%	9.940%	74.35%	512	65.98%	90.20%
525—549	177	$39,587,164.75	3.93%	9.622%	78.01%	538	83.02%	87.27%
550—574	274	$65,970,379.95	6.54%	8.942%	79.95%	563	74.51%	87.67%
575—599	320	$72,190,915.05	7.16%	8.819%	82.79%	586	73.36%	84.84%
600—624	998	$193,245,639.27	19.17%	8.433%	82.15%	613	67.01%	79.93%
625—649	1,106	$230,654,993.91	22.88%	8.488%	82.76%	636	49.16%	79.03%
650—674	719	$149,666,353.88	14.84%	8.249%	82.85%	661	48.46%	77.93%
675—699	421	$91,809,204.85	9.11%	8.001%	81.63%	686	48.09%	72.53%
>= 700	500	$127,562,516.52	12.65%	7.841%	81.56%	733	48.90%	67.93%
Total	**4,686**	**$1,008,200,968.97**	**100.00%**	**8.468%**	**81.72%**	**635**	**57.69%**	**78.76%**

Original LTV (%) *	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
0.01—49.99	79	$15,611,249.68	1.55%	7.938%	41.66%	616	67.01%	51.30%
50.00—54.99	51	$10,724,830.68	1.06%	7.409%	52.47%	638	66.35%	68.72%
55.00—59.99	42	$9,906,338.12	0.98%	7.689%	56.90%	613	74.48%	59.19%
60.00—64.99	77	$17,770,024.78	1.76%	7.603%	62.83%	633	62.25%	70.77%
65.00—69.99	100	$28,891,718.15	2.87%	7.892%	67.51%	602	72.30%	68.03%
70.00—74.99	183	$55,232,404.17	5.48%	7.990%	72.36%	610	68.51%	78.52%
75.00—79.99	223	$64,509,927.44	6.40%	7.995%	77.31%	619	66.63%	71.75%
80.00—80.00	1,683	$439,956,853.48	43.64%	8.152%	80.00%	647	47.06%	90.76%
80.01—84.99	80	$25,149,009.06	2.49%	7.711%	83.62%	636	84.59%	75.88%
85.00—89.99	295	$81,157,498.60	8.05%	8.537%	86.17%	621	64.03%	80.41%
90.00—94.99	759	$149,728,158.87	14.85%	8.930%	90.15%	631	64.70%	84.60%
95.00—99.99	194	$38,228,167.65	3.79%	9.281%	95.23%	625	76.62%	78.80%
100.00	920	$71,334,788.29	7.08%	10.825%	100.00%	652	52.60%	14.73%
Total	**4,686**	**$1,008,200,968.97**	**100.00%**	**8.468%**	**81.72%**	**635**	**57.69%**	**78.76%**

Original LTV for all first lien loans and combined original LTV for all second lien loans

Combined Original LTV with Simultaneous Seconds (%) **	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
0.01—49.99	78	$15,382,331.57	1.53%	7.949%	41.79%	615	66.52%	52.06%
50.00—54.99	50	$10,594,830.68	1.05%	7.393%	52.50%	638	65.93%	68.33%
55.00—59.99	42	$9,906,338.12	0.98%	7.689%	56.90%	613	74.48%	59.19%
60.00—64.99	76	$17,688,075.75	1.75%	7.600%	62.84%	632	62.07%	70.63%
65.00—69.99	101	$28,689,353.04	2.85%	7.854%	67.19%	603	72.10%	67.00%
70.00—74.99	177	$52,899,096.72	5.25%	8.006%	72.38%	607	68.87%	78.78%
75.00—79.99	194	$52,637,502.29	5.22%	8.007%	77.12%	611	68.92%	70.41%
80.00—80.00	420	$92,762,155.47	9.20%	8.449%	80.00%	614	63.03%	75.95%
80.01—84.99	82	$26,788,424.84	2.66%	7.617%	83.14%	640	85.53%	71.24%
85.00—89.99	291	$81,184,450.54	8.05%	8.508%	85.83%	622	64.21%	80.52%
90.00—94.99	759	$153,602,015.42	15.24%	8.855%	89.65%	632	64.49%	85.57%
95.00—99.99	252	$57,496,054.80	5.70%	8.816%	89.65%	632	65.23%	82.78%
100.00	2,164	$408,570,339.73	40.52%	8.591%	83.61%	654	44.70%	80.42%
Total	**4,686**	**$1,008,200,968.97**	**100.00%**	**8.468%**	**81.72%**	**635**	**57.69%**	**78.76%**

Combined LTV including simultaneous seconds for all first lien loans and combined original LTV for all second lien loans

Original Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
180	22	$1,950,589.39	0.19%	8.663%	76.26%	645	56.83%	0.00%
240	2	$190,160.64	0.02%	7.617%	78.38%	605	100.00%	0.00%
360	4,394	$935,975,995.15	92.84%	8.478%	81.78%	635	58.15%	78.66%
480	268	$70,084,223.79	6.95%	8.330%	81.14%	635	51.58%	82.58%
Total	**4,686**	**$1,008,200,968.97**	**100.00%**	**8.468%**	**81.72%**	**635**	**57.69%**	**78.76%**

Stated Remaining Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
121—180	22	$1,950,589.39	0.19%	8.663%	76.26%	645	56.83%	0.00%
181—240	2	$190,160.64	0.02%	7.617%	78.38%	605	100.00%	0.00%
301—360	4,394	$935,975,995.15	92.84%	8.478%	81.78%	635	58.15%	78.66%
>= 361	268	$70,084,223.79	6.95%	8.330%	81.14%	635	51.58%	82.58%
Total	**4,686**	**$1,008,200,968.97**	**100.00%**	**8.468%**	**81.72%**	**635**	**57.69%**	**78.76%**

Debt Ratio (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
0.01—20.00	308	$58,828,853.07	5.84%	8.587%	82.99%	648	71.89%	80.27%
20.01—25.00	216	$36,784,137.01	3.65%	8.720%	81.54%	642	50.99%	77.25%
25.01—30.00	371	$63,245,029.45	6.27%	8.534%	80.42%	640	61.97%	75.52%
30.01—35.00	536	$106,029,919.21	10.52%	8.553%	81.39%	634	57.70%	78.14%
35.01—40.00	857	$183,858,163.67	18.24%	8.407%	81.23%	642	54.25%	77.24%
40.01—45.00	1,015	$229,259,003.76	22.74%	8.453%	82.42%	637	51.70%	81.85%
45.01—50.00	1,067	$244,810,589.38	24.28%	8.484%	82.54%	633	55.35%	78.54%
50.01—55.00	308	$83,703,712.88	8.30%	8.267%	79.19%	606	77.99%	76.71%
55.01—60.00	4	$1,172,414.64	0.12%	7.128%	79.73%	638	66.00%	100.00%
>= 60.01	4	$509,145.90	0.05%	7.122%	67.59%	611	88.06%	100.00%
Total	**4,686**	**$1,008,200,968.97**	**100.00%**	**8.468%**	**81.72%**	**635**	**57.69%**	**78.76%**

Product	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
ARM—2 Yr/6 Mth	1,062	$214,817,884.95	21.31%	9.120%	80.76%	604	53.59%	100.00%
ARM—2 Yr/6 Mth 40 Yr	129	$37,007,525.52	3.67%	8.435%	81.30%	633	39.66%	100.00%
ARM—2 Yr/6 Mth IO	153	$55,525,464.64	5.51%	7.611%	80.31%	670	64.22%	100.00%
ARM—3 Yr/6 Mth	308	$59,877,829.57	5.94%	8.698%	81.30%	625	60.15%	100.00%
ARM—3 Yr/6 Mth 40 Yr	59	$13,141,222.81	1.30%	8.445%	81.48%	634	58.84%	100.00%
ARM—3 Yr/6 Mth IO	47	$13,425,062.00	1.33%	7.256%	79.93%	653	85.06%	100.00%
ARM—5 Yr/6 Mth	140	$27,791,980.27	2.76%	8.520%	79.36%	620	68.47%	100.00%
ARM—5 Yr/6 Mth 40 Yr	29	$7,727,224.11	0.77%	8.273%	83.10%	640	55.52%	100.00%
ARM—5 Yr/6 Mth IO	49	$16,696,824.01	1.66%	7.072%	78.80%	678	80.90%	100.00%
Balloon—2 Yr/6 Mnth	782	$257,664,105.30	25.56%	8.253%	81.58%	639	46.23%	100.00%
Balloon—3 Yr/6 Mnth	201	$56,330,517.90	5.59%	8.131%	81.42%	635	47.94%	100.00%
Balloon—30 Year	88	$26,058,047.57	2.58%	7.476%	81.68%	650	88.11%	0.00%
Balloon—5 Yr/6 Mnth	107	$34,084,740.25	3.38%	7.377%	81.53%	649	72.23%	100.00%
Fixed—15 Year	22	$1,950,589.39	0.19%	8.663%	76.26%	645	56.83%	0.00%
Fixed—20 Year	2	$190,160.64	0.02%	7.617%	78.38%	605	100.00%	0.00%
Fixed—30 Year	1,457	$173,703,538.69	17.23%	8.919%	84.96%	653	68.96%	0.00%
Fixed—40 Year	51	$12,208,251.35	1.21%	7.925%	79.05%	635	77.39%	0.00%
Total	**4,686**	**$1,008,200,968.97**	**100.00%**	**8.468%**	**81.72%**	**635**	**57.69%**	**78.76%**

Interest Only	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Interest Only	249	$85,647,350.65	8.50%	7.450%	79.96%	669	70.73%	100.00%
Not Interest Only	4,437	$922,553,618.32	91.50%	8.562%	81.89%	632	56.48%	76.79%
Total	**4,686**	**$1,008,200,968.97**	**100.00%**	**8.468%**	**81.72%**	**635**	**57.69%**	**78.76%**

Interest Only Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
N/A	4,437	$922,553,618.32	91.50%	8.562%	81.89%	632	56.48%	76.79%
24	153	$55,525,464.64	5.51%	7.611%	80.31%	670	64.22%	100.00%
36	47	$13,425,062.00	1.33%	7.256%	79.93%	653	85.06%	100.00%
60	49	$16,696,824.01	1.66%	7.072%	78.80%	678	80.90%	100.00%
Total	**4,686**	**$1,008,200,968.97**	**100.00%**	**8.468%**	**81.72%**	**635**	**57.69%**	**78.76%**

Prepayment Penalty Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
N/A	1,295	$246,630,588.75	24.46%	9.119%	82.29%	630	51.67%	79.05%
12	274	$76,694,140.13	7.61%	8.727%	82.17%	634	52.42%	90.84%
24	1,683	$367,339,673.86	36.44%	8.593%	82.51%	629	52.15%	91.75%
36	1,434	$317,536,566.23	31.50%	7.754%	80.26%	646	70.07%	60.60%
Total	**4,686**	**$1,008,200,968.97**	**100.00%**	**8.468%**	**81.72%**	**635**	**57.69%**	**78.76%**

Lien Position	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
First Lien	3,799	$945,871,137.54	93.82%	8.291%	80.53%	634	58.69%	83.95%
Second Lien	887	$62,329,831.43	6.18%	11.145%	99.77%	655	42.58%	0.00%
Total	**4,686**	**$1,008,200,968.97**	**100.00%**	**8.468%**	**81.72%**	**635**	**57.69%**	**78.76%**

Documentation Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Full	2,756	$581,674,743.89	57.69%	8.024%	81.67%	626	100.00%	73.61%
Limited	196	$40,569,570.26	4.02%	8.486%	83.24%	630	0.00%	82.60%
Stated	1,734	$385,956,654.82	38.28%	9.134%	81.65%	649	0.00%	86.12%
Total	**4,686**	**$1,008,200,968.97**	**100.00%**	**8.468%**	**81.72%**	**635**	**57.69%**	**78.76%**

Loan Purpose	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Cash-Out Refi	1,843	$461,789,843.96	45.80%	8.296%	79.32%	617	67.33%	76.43%
Purchase	2,486	$463,481,022.55	45.97%	8.669%	84.03%	654	45.03%	82.50%
Rate/Term Refi	357	$82,930,102.46	8.23%	8.302%	82.23%	632	74.78%	70.85%
Total	**4,686**	**$1,008,200,968.97**	**100.00%**	**8.468%**	**81.72%**	**635**	**57.69%**	**78.76%**

Property Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Condominium	380	$75,892,780.18	7.53%	8.493%	82.19%	658	47.05%	80.56%
Planned Unit Development	626	$141,718,674.94	14.06%	8.306%	82.16%	633	59.44%	77.29%
Single Family	3,346	$709,723,801.22	70.40%	8.490%	81.81%	632	59.32%	78.31%
Townhouse	21	$2,815,077.27	0.28%	7.889%	74.97%	680	77.76%	64.58%
Two to Four Family	313	$78,050,635.36	7.74%	8.554%	79.90%	646	49.37%	84.31%
Total	**4,686**	**$1,008,200,968.97**	**100.00%**	**8.468%**	**81.72%**	**635**	**57.69%**	**78.76%**

Occupancy Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Investor	537	$79,498,610.02	7.89%	9.520%	84.97%	662	41.46%	89.07%
Owner-Occupied	4,092	$912,072,714.59	90.47%	8.378%	81.53%	632	59.52%	77.84%
Second Home	57	$16,629,644.36	1.65%	8.359%	76.93%	660	35.06%	80.19%
Total	**4,686**	**$1,008,200,968.97**	**100.00%**	**8.468%**	**81.72%**	**635**	**57.69%**	**78.76%**

Loan Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Adj Rate Mortgage	3,066	$794,090,381.33	78.76%	8.409%	81.07%	631	53.92%	100.00%
Fixed Rate Mortgage	1,620	$214,110,587.64	21.24%	8.683%	84.14%	652	71.69%	0.00%
Total	**4,686**	**$1,008,200,968.97**	**100.00%**	**8.468%**	**81.72%**	**635**	**57.69%**	**78.76%**

Gross Margin (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
<= 4.999	2,722	$712,652,814.62	89.74%	8.315%	81.52%	639	51.47%	100.00%
5.000—5.999	215	$54,841,718.15	6.91%	9.109%	80.16%	568	76.04%	100.00%
6.000—6.999	129	$26,595,848.56	3.35%	9.505%	70.93%	542	74.01%	100.00%
Total	**3,066**	**$794,090,381.33**	**100.00%**	**8.409%**	**81.07%**	**631**	**53.92%**	**100.00%**

Minimum Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
5.500—5.999	21	$8,568,329.75	1.08%	5.795%	72.90%	694	96.68%	100.00%
6.000—6.499	74	$24,385,483.21	3.07%	6.270%	78.17%	671	88.86%	100.00%
6.500—6.999	177	$57,689,006.05	7.26%	6.768%	80.07%	654	89.40%	100.00%
7.000—7.499	314	$94,282,489.91	11.87%	7.253%	79.92%	648	76.71%	100.00%
7.500—7.999	460	$128,978,175.17	16.24%	7.751%	79.78%	638	62.93%	100.00%
8.000—8.499	403	$111,632,300.19	14.06%	8.220%	80.35%	634	52.61%	100.00%
8.500—8.999	486	$133,806,587.77	16.85%	8.721%	81.51%	636	33.95%	100.00%
9.000—9.499	349	$88,380,716.24	11.13%	9.224%	81.78%	619	34.48%	100.00%
9.500—9.999	298	$67,024,347.01	8.44%	9.733%	83.30%	594	43.30%	100.00%
10.000—10.499	185	$32,931,888.39	4.15%	10.222%	84.91%	601	43.25%	100.00%
10.500—10.999	147	$26,078,917.65	3.28%	10.734%	84.05%	578	40.17%	100.00%
11.000—11.499	81	$12,283,041.03	1.55%	11.170%	85.21%	589	21.69%	100.00%
11.500—11.999	53	$6,469,126.83	0.81%	11.709%	83.40%	581	32.04%	100.00%
12.000—12.499	10	$990,726.13	0.12%	12.196%	88.82%	631	3.63%	100.00%
12.500—12.999	5	$441,682.55	0.06%	12.582%	92.59%	654	0.00%	100.00%
13.000—13.499	3	$147,563.45	0.02%	13.282%	90.00%	640	0.00%	100.00%
Total	**3,066**	**$794,090,381.33**	**100.00%**	**8.409%**	**81.07%**	**631**	**53.92%**	**100.00%**

Maximum Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
11.500—11.999	21	$8,568,329.75	1.08%	5.795%	72.90%	694	96.68%	100.00%
12.000—12.499	74	$24,385,483.21	3.07%	6.270%	78.17%	671	88.86%	100.00%
12.500—12.999	177	$57,689,006.05	7.26%	6.768%	80.07%	654	89.40%	100.00%
13.000—13.499	314	$94,282,489.91	11.87%	7.253%	79.92%	648	76.71%	100.00%
13.500—13.999	460	$128,978,175.17	16.24%	7.751%	79.78%	638	62.93%	100.00%
14.000—14.499	403	$111,632,300.19	14.06%	8.220%	80.35%	634	52.61%	100.00%
14.500—14.999	486	$133,806,587.77	16.85%	8.721%	81.51%	636	33.95%	100.00%
15.000—15.499	349	$88,380,716.24	11.13%	9.224%	81.78%	619	34.48%	100.00%
15.500—15.999	298	$67,024,347.01	8.44%	9.733%	83.30%	594	43.30%	100.00%
16.000—16.499	185	$32,931,888.39	4.15%	10.222%	84.91%	601	43.25%	100.00%
16.500—16.999	147	$26,078,917.65	3.28%	10.734%	84.05%	578	40.17%	100.00%
17.000—17.499	81	$12,283,041.03	1.55%	11.170%	85.21%	589	21.69%	100.00%
17.500—17.999	53	$6,469,126.83	0.81%	11.709%	83.40%	581	32.04%	100.00%
18.000—18.499	10	$990,726.13	0.12%	12.196%	88.82%	631	3.63%	100.00%
18.500—18.999	5	$441,682.55	0.06%	12.582%	92.59%	654	0.00%	100.00%
19.000—19.499	3	$147,563.45	0.02%	13.282%	90.00%	640	0.00%	100.00%
Total	**3,066**	**$794,090,381.33**	**100.00%**	**8.409%**	**81.07%**	**631**	**53.92%**	**100.00%**

Initial Periodic Cap (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
1.000	155	$55,681,624.64	7.01%	7.620%	80.39%	670	64.07%	100.00%
2.000	1,972	$509,424,515.77	64.15%	8.631%	81.21%	624	48.87%	100.00%
3.000	939	$228,984,240.92	28.84%	8.108%	80.93%	637	62.68%	100.00%
Total	**3,066**	**$794,090,381.33**	**100.00%**	**8.409%**	**81.07%**	**631**	**53.92%**	**100.00%**

Subsequent Periodic Cap (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
1.000	3,066	$794,090,381.33	100.00%	8.409%	81.07%	631	53.92%	100.00%
Total	**3,066**	**$794,090,381.33**	**100.00%**	**8.409%**	**81.07%**	**631**	**53.92%**	**100.00%**

Next Rate Change Date	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
3/1/2008	3	$725,343.03	0.09%	8.680%	76.86%	582	86.11%	100.00%
4/1/2008	5	$1,118,172.75	0.14%	8.575%	75.81%	617	0.00%	100.00%
5/1/2008	5	$1,161,768.73	0.15%	8.976%	87.26%	638	69.91%	100.00%
6/1/2008	8	$2,153,870.58	0.27%	9.422%	76.41%	548	81.99%	100.00%
7/1/2008	36	$9,184,769.16	1.16%	8.198%	79.20%	614	50.99%	100.00%
8/1/2008	42	$11,247,651.40	1.42%	8.819%	81.27%	618	51.88%	100.00%
9/1/2008	110	$29,332,490.66	3.69%	8.950%	81.81%	610	47.64%	100.00%
10/1/2008	1,511	$420,643,403.10	52.97%	8.494%	80.79%	630	49.62%	100.00%
11/1/2008	406	$89,447,511.00	11.26%	8.539%	82.78%	629	53.81%	100.00%
4/1/2009	1	$95,845.25	0.01%	8.900%	80.00%	599	100.00%	100.00%
5/1/2009	1	$126,269.32	0.02%	11.550%	95.00%	566	0.00%	100.00%
6/1/2009	1	$260,524.09	0.03%	7.225%	90.00%	631	100.00%	100.00%
7/1/2009	3	$427,108.42	0.05%	8.215%	80.00%	669	43.95%	100.00%
8/1/2009	2	$221,191.44	0.03%	9.815%	85.49%	568	54.86%	100.00%
9/1/2009	12	$2,869,638.27	0.36%	9.046%	79.17%	596	49.86%	100.00%
10/1/2009	424	$100,563,863.89	12.66%	8.318%	80.88%	634	56.43%	100.00%
11/1/2009	171	$38,210,191.60	4.81%	8.241%	82.23%	631	61.06%	100.00%
6/1/2011	4	$682,217.56	0.09%	8.319%	80.29%	623	29.11%	100.00%
7/1/2011	3	$482,977.57	0.06%	8.275%	80.00%	639	47.14%	100.00%
8/1/2011	13	$4,167,303.91	0.52%	7.865%	80.94%	659	48.85%	100.00%
9/1/2011	35	$12,520,428.26	1.58%	8.559%	78.55%	621	36.62%	100.00%
10/1/2011	209	$55,743,434.34	7.02%	7.547%	80.08%	651	80.86%	100.00%
11/1/2011	61	$12,704,407.00	1.60%	7.868%	83.76%	635	73.41%	100.00%
Total	**3,066**	**$794,090,381.33**	**100.00%**	**8.409%**	**81.07%**	**631**	**53.92%**	**100.00%**

Location	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Alabama	30	$2,822,506.08	0.28%	9.605%	85.97%	597	82.27%	72.72%
Alaska	13	$2,517,057.80	0.25%	7.921%	77.99%	625	86.89%	83.49%
Arizona	97	$16,800,216.57	1.67%	8.379%	82.94%	629	59.32%	82.39%
Arkansas	3	$171,309.02	0.02%	9.798%	92.19%	613	100.00%	56.19%
California	1,170	$361,656,551.03	35.87%	8.269%	80.61%	645	49.87%	82.27%
Colorado	102	$19,141,451.88	1.90%	8.568%	83.33%	624	61.90%	78.30%
Connecticut	32	$7,726,300.81	0.77%	9.214%	82.81%	607	71.33%	90.03%
Delaware	2	$869,879.25	0.09%	7.718%	85.17%	630	100.00%	51.72%
District of Columbia	20	$5,547,515.17	0.55%	7.994%	76.93%	633	52.86%	92.59%
Florida	518	$103,554,428.59	10.27%	8.568%	82.37%	630	52.33%	80.42%
Georgia	115	$17,714,128.55	1.76%	9.220%	83.71%	619	59.36%	81.73%
Hawaii	11	$4,046,049.97	0.40%	7.606%	76.38%	648	67.17%	51.06%
Idaho	17	$2,367,810.37	0.23%	8.194%	81.01%	637	77.04%	58.92%
Illinois	185	$35,408,106.05	3.51%	8.942%	82.93%	632	60.32%	84.00%
Indiana	56	$4,773,178.11	0.47%	9.550%	86.35%	663	53.29%	73.41%
Iowa	14	$1,499,307.61	0.15%	9.583%	85.30%	618	56.66%	67.85%
Kansas	17	$2,229,727.58	0.22%	9.765%	86.58%	587	59.16%	97.77%
Kentucky	10	$898,902.38	0.09%	8.962%	82.85%	629	91.66%	80.26%
Louisiana	11	$1,331,944.15	0.13%	9.275%	79.19%	581	85.10%	84.33%
Maine	22	$4,642,680.46	0.46%	8.357%	78.22%	617	73.74%	63.57%
Maryland	291	$68,190,739.13	6.76%	7.924%	81.75%	640	68.16%	66.63%
Massachusetts	74	$17,966,387.11	1.78%	8.671%	77.75%	625	66.97%	76.40%
Michigan	144	$15,849,218.67	1.57%	9.338%	85.82%	628	61.47%	86.16%
Minnesota	31	$8,460,594.37	0.84%	8.251%	81.76%	625	69.21%	94.21%
Missouri	64	$6,874,333.11	0.68%	9.385%	86.15%	634	64.35%	77.86%
Montana	11	$1,593,449.68	0.16%	9.676%	80.44%	563	87.50%	89.53%
Nebraska	16	$1,946,143.82	0.19%	8.935%	86.42%	644	76.57%	60.78%
Nevada	27	$6,567,146.47	0.65%	8.710%	81.70%	623	41.47%	77.80%
New Hampshire	8	$1,320,104.86	0.13%	8.652%	84.30%	619	55.17%	68.80%
New Jersey	147	$36,043,630.11	3.58%	9.015%	81.72%	619	52.51%	82.80%
New Mexico	30	$3,697,625.75	0.37%	9.087%	80.48%	590	82.78%	61.68%
New York	119	$38,186,484.40	3.79%	8.004%	79.54%	642	56.00%	70.07%
North Carolina	36	$4,927,340.42	0.49%	8.762%	81.27%	655	49.72%	66.35%
Ohio	54	$5,738,731.59	0.57%	9.490%	88.71%	620	71.69%	76.62%
Oklahoma	19	$1,665,656.14	0.17%	9.407%	84.82%	609	71.91%	56.14%
Oregon	92	$18,228,865.58	1.81%	8.257%	82.64%	639	78.30%	84.15%
Pennsylvania	125	$17,421,991.18	1.73%	8.949%	84.99%	613	72.64%	76.95%
Rhode Island	13	$2,777,993.59	0.28%	8.170%	83.02%	628	88.24%	95.62%
South Carolina	15	$1,965,669.25	0.19%	9.234%	86.66%	636	51.74%	74.33%
South Dakota	2	$81,979.92	0.01%	9.350%	84.00%	628	100.00%	80.00%
Tennessee	76	$8,432,725.08	0.84%	8.991%	90.57%	617	80.26%	60.51%
Texas	436	$49,575,097.97	4.92%	8.858%	83.06%	637	55.56%	61.53%
Utah	18	$4,919,480.37	0.49%	8.132%	81.75%	654	48.76%	72.64%
Vermont	5	$702,202.52	0.07%	8.940%	74.94%	586	77.68%	60.29%
Virginia	83	$19,871,981.75	1.97%	8.518%	81.32%	629	50.05%	83.13%
Washington	248	$59,904,555.34	5.94%	8.195%	81.46%	628	74.91%	84.27%
West Virginia	6	$1,100,039.43	0.11%	8.825%	80.97%	635	47.36%	47.88%
Wisconsin	47	$7,413,836.19	0.74%	8.955%	84.81%	622	62.98%	69.32%
Wyoming	4	$1,057,913.74	0.10%	8.936%	87.18%	595	100.00%	97.43%
Total	**4,686**	**$1,008,200,968.97**	**100.00%**	**8.468%**	**81.72%**	**635**	**57.69%**	**78.76%**

Exhibit A - 9

Mortgage Loan Statistics—Group I

		Minimum	Maximum
Scheduled Principal Balance	$359,352,197	$10,047	$562,000
Average Scheduled Principal Balance	$167,452		
Number of Mortgage Loans	2,146		
Weighted Average Gross Coupon	8.415%	5.550%	12.550%
Weighted Average FICO Score	617	500	812
Weighted Average Original LTV	80.64%	10.56%	100.00%
Weighted Average Combined Original LTV	85.04%	10.56%	100.00%
Weighted Average DTI	41.40%	20.00%	57.64%
Weighted Average Original Term	368 months	180 months	480 months
Weighted Average Stated Remaining Term	367 months	179 months	480 months
Weighted Average Seasoning	1 month	0 months	7 months
Weighted Average Gross Margin	5.227%	4.900%	6.750%
Weighted Average Minimum Interest Rate	8.483%	5.550%	12.550%
Weighted Average Maximum Interest Rate	14.483%	11.550%	18.550%
Weighted Average Initial Rate Cap	2.284%	1.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	29 months	17 months	60 months
Maturity Date		October 1, 2021	November 1, 2046

Adj Rate Mortgage	76.32%	Full	70.87%
Fixed Rate Mortgage	23.68%	Limited	3.21%
		Stated	25.92%
ARM—2 Yr/6 Mth	26.99%		
ARM—2 Yr/6 Mth 40 Yr	3.32%	Cash-Out Refi	66.91%
ARM—2 Yr/6 Mth IO	1.68%	Purchase	20.30%
ARM—3 Yr/6 Mth	8.64%	Rate/Term Refi	12.78%
ARM—3 Yr/6 Mth 40 Yr	1.66%		
ARM—3 Yr/6 Mth IO	0.78%	Condominium	6.79%
ARM—5 Yr/6 Mth	2.25%	Planned Unit Development	12.81%
ARM—5 Yr/6 Mth 40 Yr	0.37%	Single Family	72.62%
ARM—5 Yr/6 Mth IO	0.55%	Townhouse	0.34%
Balloon—2 Yr/6 Mnth	21.00%	Two to Four Family	7.44%
Balloon—3 Yr/6 Mnth	6.40%		
Balloon—30 Year	3.07%	Investor	6.15%
Balloon—5 Yr/6 Mnth	2.66%	Owner-Occupied	93.22%
Fixed—15 Year	0.20%	Second Home	0.63%
Fixed—20 Year	0.05%		
Fixed—30 Year	18.53%	First Lien	96.96%
Fixed—40 Year	1.83%	Second Lien	3.04%
Not Interest Only	96.99%	Top 5 Locations:	
Interest Only	3.01%	California	19.78%
		Florida	10.36%
Prepay Penalty: N/A	24.91%	Washington	8.33%
Prepay Penalty: 12 months	5.93%	Maryland	7.42%
Prepay Penalty: 24 months	34.57%	Texas	6.01%
Prepay Penalty: 36 months	34.59%		

Current Balance ($)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
0.01—50,000.00	256	$8,496,231.95	2.36%	10.701%	95.39%	639	64.71%	16.19%
50,000.01—100,000.00	423	$32,677,894.28	9.09%	9.306%	83.55%	619	72.37%	62.24%
100,000.01—150,000.00	415	$51,933,164.30	14.45%	8.631%	80.28%	612	75.95%	76.83%
150,000.01—200,000.00	335	$58,707,543.52	16.34%	8.327%	78.83%	611	74.13%	81.43%
200,000.01—250,000.00	251	$56,352,531.77	15.68%	8.340%	80.48%	612	73.45%	76.96%
250,000.01—300,000.00	194	$53,215,468.70	14.81%	8.156%	79.64%	613	69.99%	80.42%
300,000.01—350,000.00	136	$44,170,629.64	12.29%	8.104%	79.61%	620	68.33%	81.47%
350,000.01—400,000.00	85	$31,810,566.73	8.85%	8.047%	80.66%	628	64.56%	83.76%
400,000.01—450,000.00	43	$17,836,759.82	4.96%	7.919%	80.87%	619	62.10%	72.48%
450,000.01—500,000.00	3	$1,434,962.45	0.40%	8.203%	82.20%	651	33.21%	100.00%
500,000.01—550,000.00	3	$1,594,686.76	0.44%	7.219%	83.40%	720	33.82%	34.10%
550,000.01—600,000.00	2	$1,121,757.50	0.31%	8.372%	79.98%	597	100.00%	100.00%
Total	**2,146**	**$359,352,197.42**	**100.00%**	**8.415%**	**80.64%**	**617**	**70.87%**	**76.32%**

Mortgage Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
5.500—5.999	6	$1,465,306.83	0.41%	5.766%	73.66%	680	100.00%	100.00%
6.000—6.499	72	$18,875,314.39	5.25%	6.216%	70.71%	672	90.91%	38.54%
6.500—6.999	142	$34,575,049.39	9.62%	6.773%	78.35%	653	93.82%	57.32%
7.000—7.499	221	$45,714,774.67	12.72%	7.253%	78.69%	634	89.68%	74.13%
7.500—7.999	282	$56,097,061.76	15.61%	7.738%	79.17%	625	77.01%	82.13%
8.000—8.499	222	$40,426,592.57	11.25%	8.216%	80.57%	616	71.05%	88.88%
8.500—8.999	254	$45,780,392.58	12.74%	8.751%	81.15%	606	59.70%	85.55%
9.000—9.499	199	$34,240,729.32	9.53%	9.235%	80.99%	599	52.06%	87.27%
9.500—9.999	273	$36,397,099.32	10.13%	9.763%	83.77%	589	54.88%	82.33%
10.000—10.499	134	$17,310,329.29	4.82%	10.199%	86.01%	586	60.22%	81.66%
10.500—10.999	108	$12,679,241.47	3.53%	10.749%	86.24%	566	63.54%	78.10%
11.000—11.499	148	$9,004,405.00	2.51%	11.249%	91.89%	598	57.74%	34.13%
11.500—11.999	73	$5,997,335.50	1.67%	11.701%	85.22%	578	26.72%	53.82%
12.000—12.499	10	$485,911.47	0.14%	12.190%	88.38%	570	58.58%	29.29%
12.500—12.999	2	$302,653.86	0.08%	12.512%	93.78%	657	0.00%	100.00%
Total	**2,146**	**$359,352,197.42**	**100.00%**	**8.415%**	**80.64%**	**617**	**70.87%**	**76.32%**

FICO	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
500—524	133	$23,548,822.15	6.55%	9.788%	73.57%	511	79.96%	90.38%
525—549	134	$22,760,825.02	6.33%	9.571%	78.14%	539	80.31%	85.60%
550—574	198	$37,973,130.99	10.57%	8.802%	79.58%	563	80.26%	87.61%
575—599	212	$40,553,610.86	11.29%	8.726%	82.21%	586	76.67%	80.35%
600—624	440	$64,769,123.25	18.02%	8.320%	81.49%	612	74.89%	77.63%
625—649	444	$73,284,014.53	20.39%	8.209%	81.48%	636	62.04%	74.29%
650—674	306	$48,883,089.70	13.60%	7.898%	82.14%	661	61.98%	70.04%
675—699	146	$23,732,532.76	6.60%	7.644%	81.22%	684	68.66%	64.47%
>= 700	133	$23,847,048.16	6.64%	7.528%	80.41%	729	64.77%	56.02%
Total	**2,146**	**$359,352,197.42**	**100.00%**	**8.415%**	**80.64%**	**617**	**70.87%**	**76.32%**

Original LTV (%) *	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
0.01—49.99	54	$8,451,509.34	2.35%	7.826%	41.14%	606	76.85%	53.50%
50.00—54.99	38	$6,632,380.26	1.85%	7.948%	52.14%	609	57.94%	68.83%
55.00—59.99	31	$6,047,759.46	1.68%	7.926%	57.32%	591	75.24%	63.01%
60.00—64.99	52	$10,595,174.32	2.95%	7.762%	62.39%	613	62.82%	75.09%
65.00—69.99	66	$15,293,963.95	4.26%	7.927%	66.97%	596	75.15%	67.78%
70.00—74.99	109	$23,141,480.35	6.44%	8.222%	71.72%	592	68.84%	83.33%
75.00—79.99	132	$28,033,834.67	7.80%	7.900%	77.25%	603	78.56%	69.26%
80.00—80.00	684	$116,727,613.51	32.48%	8.234%	80.00%	629	62.96%	85.53%
80.01—84.99	50	$11,406,626.26	3.17%	8.086%	83.35%	612	89.96%	77.18%
85.00—89.99	167	$34,614,338.99	9.63%	8.547%	86.25%	608	70.31%	77.54%
90.00—94.99	327	$60,123,640.24	16.73%	8.694%	90.20%	616	76.03%	78.07%
95.00—99.99	122	$20,856,462.52	5.80%	9.309%	95.18%	618	76.94%	77.80%
100.00	314	$17,427,413.55	4.85%	10.088%	100.00%	644	79.45%	32.58%
Total	**2,146**	**$359,352,197.42**	**100.00%**	**8.415%**	**80.64%**	**617**	**70.87%**	**76.32%**

Original LTV for all first lien loans and combined original LTV for all second lien loans

Combined Original LTV with Simultaneous Seconds (%) **	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
0.01—49.99	53	$8,222,591.23	2.29%	7.843%	41.36%	605	76.20%	54.99%
50.00—54.99	37	$6,502,380.26	1.81%	7.933%	52.18%	609	57.10%	68.21%
55.00—59.99	31	$6,047,759.46	1.68%	7.926%	57.32%	591	75.24%	63.01%
60.00—64.99	51	$10,513,225.29	2.93%	7.757%	62.41%	612	62.53%	74.89%
65.00—69.99	68	$15,652,882.06	4.36%	7.923%	66.34%	597	75.72%	67.06%
70.00—74.99	105	$22,247,588.68	6.19%	8.256%	71.76%	591	68.16%	82.66%
75.00—79.99	124	$26,435,907.52	7.36%	7.875%	77.13%	600	80.91%	68.41%
80.00—80.00	240	$40,427,824.25	11.25%	8.725%	80.00%	594	67.39%	76.72%
80.01—84.99	50	$11,406,626.26	3.17%	8.086%	83.35%	612	89.96%	77.18%
85.00—89.99	164	$34,701,465.40	9.66%	8.483%	85.79%	610	70.61%	77.83%
90.00—94.99	327	$60,905,929.62	16.95%	8.665%	89.88%	617	75.05%	78.61%
95.00—99.99	143	$25,590,995.88	7.12%	8.962%	92.01%	624	71.51%	78.24%
100.00	753	$90,697,021.51	25.24%	8.446%	84.12%	646	65.23%	79.27%
Total	**2,146**	**$359,352,197.42**	**100.00%**	**8.415%**	**80.64%**	**617**	**70.87%**	**76.32%**

**Combined LTV including simultaneous seconds for all first lien loans and combined original LTV for all second lien loans

Original Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
180	11	$732,812.37	0.20%	8.737%	74.36%	607	76.47%	0.00%
240	2	$190,160.64	0.05%	7.617%	78.38%	605	100.00%	0.00%
360	2,009	$332,607,856.73	92.56%	8.436%	80.64%	616	71.19%	76.67%
480	124	$25,821,367.68	7.19%	8.138%	80.76%	627	66.36%	74.54%
Total	**2,146**	**$359,352,197.42**	**100.00%**	**8.415%**	**80.64%**	**617**	**70.87%**	**76.32%**

Stated Remaining Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
121—180	11	$732,812.37	0.20%	8.737%	74.36%	607	76.47%	0.00%
181—240	2	$190,160.64	0.05%	7.617%	78.38%	605	100.00%	0.00%
301—360	2,009	$332,607,856.73	92.56%	8.436%	80.64%	616	71.19%	76.67%
>= 361	124	$25,821,367.68	7.19%	8.138%	80.76%	627	66.36%	74.54%
Total	**2,146**	**$359,352,197.42**	**100.00%**	**8.415%**	**80.64%**	**617**	**70.87%**	**76.32%**

Debt Ratio (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
0.01—20.00	6	$1,066,738.60	0.30%	7.921%	78.81%	643	74.21%	93.88%
20.01—25.00	101	$13,223,681.90	3.68%	8.468%	79.60%	619	63.75%	75.15%
25.01—30.00	200	$26,953,909.15	7.50%	8.476%	78.48%	622	73.37%	74.65%
30.01—35.00	277	$41,924,991.89	11.67%	8.573%	78.98%	617	65.69%	71.30%
35.01—40.00	392	$61,606,357.55	17.14%	8.377%	80.58%	623	70.43%	73.59%
40.01—45.00	462	$80,525,333.15	22.41%	8.362%	81.30%	620	67.14%	79.53%
45.01—50.00	520	$90,515,726.40	25.19%	8.420%	82.52%	618	72.20%	77.52%
50.01—55.00	184	$42,363,044.14	11.79%	8.397%	78.82%	593	81.59%	76.89%
55.01—60.00	4	$1,172,414.64	0.33%	7.128%	79.73%	638	66.00%	100.00%
Total	**2,146**	**$359,352,197.42**	**100.00%**	**8.415%**	**80.64%**	**617**	**70.87%**	**76.32%**

Product	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
ARM—2 Yr/6 Mth	595	$96,999,572.90	26.99%	9.030%	79.49%	587	68.02%	100.00%
ARM—2 Yr/6 Mth 40 Yr	59	$11,928,190.57	3.32%	8.341%	81.87%	620	49.34%	100.00%
ARM—2 Yr/6 Mth IO	23	$6,027,190.00	1.68%	7.221%	81.76%	667	76.26%	100.00%
ARM—3 Yr/6 Mth	190	$31,061,715.45	8.64%	8.809%	79.92%	604	68.69%	100.00%
ARM—3 Yr/6 Mth 40 Yr	29	$5,977,921.27	1.66%	8.072%	79.94%	627	82.37%	100.00%
ARM—3 Yr/6 Mth IO	13	$2,789,590.00	0.78%	7.277%	82.50%	665	88.06%	100.00%
ARM—5 Yr/6 Mth	52	$8,100,196.66	2.25%	8.320%	80.96%	619	86.80%	100.00%
ARM—5 Yr/6 Mth 40 Yr	10	$1,341,600.56	0.37%	9.101%	82.76%	639	26.40%	100.00%
ARM—5 Yr/6 Mth IO	8	$1,993,892.00	0.55%	7.160%	84.42%	658	100.00%	100.00%
Balloon—2 Yr/6 Mnth	324	$75,472,889.09	21.00%	8.133%	81.59%	624	61.53%	100.00%
Balloon—3 Yr/6 Mnth	101	$22,996,738.16	6.40%	8.121%	81.44%	618	61.85%	100.00%
Balloon—30 Year	47	$11,026,827.77	3.07%	7.432%	81.56%	642	90.97%	0.00%
Balloon—5 Yr/6 Mnth	41	$9,552,533.90	2.66%	7.408%	79.25%	643	77.91%	100.00%
Fixed—15 Year	11	$732,812.37	0.20%	8.737%	74.36%	607	76.47%	0.00%
Fixed—20 Year	2	$190,160.64	0.05%	7.617%	78.38%	605	100.00%	0.00%
Fixed—30 Year	615	$66,586,710.80	18.53%	8.374%	81.02%	637	83.00%	0.00%
Fixed—40 Year	26	$6,573,655.28	1.83%	7.633%	79.09%	637	90.85%	0.00%
Total	**2,146**	**$359,352,197.42**	**100.00%**	**8.415%**	**80.64%**	**617**	**70.87%**	**76.32%**

Interest Only	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Interest Only	44	$10,810,672.00	3.01%	7.224%	82.44%	665	83.68%	100.00%
Not Interest Only	2,102	$348,541,525.42	96.99%	8.452%	80.58%	615	70.48%	75.58%
Total	**2,146**	**$359,352,197.42**	**100.00%**	**8.415%**	**80.64%**	**617**	**70.87%**	**76.32%**

Interest Only Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
N/A	2,102	$348,541,525.42	96.99%	8.452%	80.58%	615	70.48%	75.58%
24	23	$6,027,190.00	1.68%	7.221%	81.76%	667	76.26%	100.00%
36	13	$2,789,590.00	0.78%	7.277%	82.50%	665	88.06%	100.00%
60	8	$1,993,892.00	0.55%	7.160%	84.42%	658	100.00%	100.00%
Total	**2,146**	**$359,352,197.42**	**100.00%**	**8.415%**	**80.64%**	**617**	**70.87%**	**76.32%**

Prepayment Penalty Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
N/A	622	$89,528,064.76	24.91%	9.042%	81.23%	610	67.23%	77.43%
12	104	$21,304,624.24	5.93%	8.687%	80.33%	609	62.81%	94.03%
24	713	$124,222,211.30	34.57%	8.528%	81.18%	608	66.17%	95.81%
36	707	$124,297,297.12	34.59%	7.804%	79.71%	631	79.57%	53.00%
Total	**2,146**	**$359,352,197.42**	**100.00%**	**8.415%**	**80.64%**	**617**	**70.87%**	**76.32%**

Lien Position	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
First Lien	1,869	$348,420,269.09	96.96%	8.337%	80.04%	616	71.10%	78.71%
Second Lien	277	$10,931,928.33	3.04%	10.888%	99.70%	648	63.65%	0.00%
Total	**2,146**	**$359,352,197.42**	**100.00%**	**8.415%**	**80.64%**	**617**	**70.87%**	**76.32%**

Documentation Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Full	1,533	$254,682,978.46	70.87%	8.139%	81.01%	612	100.00%	71.72%
Limited	73	$11,524,700.80	3.21%	8.634%	83.72%	608	0.00%	80.57%
Stated	540	$93,144,518.16	25.92%	9.141%	79.22%	631	0.00%	88.35%
Total	**2,146**	**$359,352,197.42**	**100.00%**	**8.415%**	**80.64%**	**617**	**70.87%**	**76.32%**

Loan Purpose	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Cash-Out Refi	1,193	$240,451,896.41	66.91%	8.378%	78.88%	609	69.84%	77.21%
Purchase	678	$72,959,750.88	20.30%	8.562%	84.68%	640	69.36%	80.70%
Rate/Term Refi	275	$45,940,550.13	12.78%	8.376%	83.38%	621	78.68%	64.68%
Total	**2,146**	**$359,352,197.42**	**100.00%**	**8.415%**	**80.64%**	**617**	**70.87%**	**76.32%**

Property Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Condominium	154	$24,402,248.43	6.79%	8.364%	80.99%	640	54.02%	82.20%
Planned Unit Development	271	$46,032,175.38	12.81%	8.189%	81.26%	615	74.57%	68.46%
Single Family	1,593	$260,968,725.09	72.62%	8.462%	80.89%	613	72.80%	76.91%
Townhouse	13	$1,212,141.03	0.34%	8.458%	81.37%	626	92.50%	77.72%
Two to Four Family	115	$26,736,907.49	7.44%	8.388%	76.70%	630	60.12%	78.57%
Total	**2,146**	**$359,352,197.42**	**100.00%**	**8.415%**	**80.64%**	**617**	**70.87%**	**76.32%**

Occupancy Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Investor	150	$22,109,132.40	6.15%	8.962%	80.49%	658	47.62%	85.98%
Owner-Occupied	1,984	$334,982,724.05	93.22%	8.378%	80.68%	614	72.66%	75.54%
Second Home	12	$2,260,340.97	0.63%	8.516%	74.85%	623	34.19%	97.30%
Total	**2,146**	**$359,352,197.42**	**100.00%**	**8.415%**	**80.64%**	**617**	**70.87%**	**76.32%**

Loan Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Adj Rate Mortgage	1,445	$274,242,030.56	76.32%	8.483%	80.56%	610	66.61%	100.00%
Fixed Rate Mortgage	701	$85,110,166.86	23.68%	8.196%	80.88%	637	84.62%	0.00%
Total	**2,146**	**$359,352,197.42**	**100.00%**	**8.415%**	**80.64%**	**617**	**70.87%**	**76.32%**

Gross Margin (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
<= 4.999	1,185	$222,995,279.61	81.31%	8.320%	81.60%	623	64.53%	100.00%
5.000—5.999	152	$30,597,331.72	11.16%	9.063%	80.08%	562	76.60%	100.00%
6.000—6.999	108	$20,649,419.23	7.53%	9.386%	70.08%	543	74.19%	100.00%
Total	**1,445**	**$274,242,030.56**	**100.00%**	**8.483%**	**80.56%**	**610**	**66.61%**	**100.00%**

Minimum Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
5.500—5.999	6	$1,465,306.83	0.53%	5.766%	73.66%	680	100.00%	100.00%
6.000—6.499	32	$7,274,268.74	2.65%	6.261%	73.35%	652	86.50%	100.00%
6.500—6.999	77	$19,818,757.98	7.23%	6.783%	80.33%	650	93.13%	100.00%
7.000—7.499	159	$33,888,173.06	12.36%	7.254%	79.08%	632	86.47%	100.00%
7.500—7.999	224	$46,071,553.84	16.80%	7.749%	79.12%	624	73.71%	100.00%
8.000—8.499	185	$35,930,632.62	13.10%	8.217%	80.29%	615	69.14%	100.00%
8.500—8.999	212	$39,164,503.02	14.28%	8.760%	80.86%	604	56.82%	100.00%
9.000—9.499	167	$29,880,268.40	10.90%	9.234%	80.96%	599	47.17%	100.00%
9.500—9.999	169	$29,964,112.21	10.93%	9.754%	82.43%	584	49.80%	100.00%
10.000—10.499	92	$14,135,616.67	5.15%	10.208%	85.41%	580	59.74%	100.00%
10.500—10.999	67	$9,902,982.71	3.61%	10.748%	85.20%	555	57.96%	100.00%
11.000—11.499	26	$3,072,848.67	1.12%	11.189%	83.27%	558	59.73%	100.00%
11.500—11.999	24	$3,228,012.69	1.18%	11.729%	76.26%	541	31.60%	100.00%
12.000—12.499	3	$142,339.26	0.05%	12.253%	85.06%	532	25.28%	100.00%
12.500—12.999	2	$302,653.86	0.11%	12.512%	93.78%	657	0.00%	100.00%
Total	**1,445**	**$274,242,030.56**	**100.00%**	**8.483%**	**80.56%**	**610**	**66.61%**	**100.00%**

Maximum Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
11.500—11.999	6	$1,465,306.83	0.53%	5.766%	73.66%	680	100.00%	100.00%
12.000—12.499	32	$7,274,268.74	2.65%	6.261%	73.35%	652	86.50%	100.00%
12.500—12.999	77	$19,818,757.98	7.23%	6.783%	80.33%	650	93.13%	100.00%
13.000—13.499	159	$33,888,173.06	12.36%	7.254%	79.08%	632	86.47%	100.00%
13.500—13.999	224	$46,071,553.84	16.80%	7.749%	79.12%	624	73.71%	100.00%
14.000—14.499	185	$35,930,632.62	13.10%	8.217%	80.29%	615	69.14%	100.00%
14.500—14.999	212	$39,164,503.02	14.28%	8.760%	80.86%	604	56.82%	100.00%
15.000—15.499	167	$29,880,268.40	10.90%	9.234%	80.96%	599	47.17%	100.00%
15.500—15.999	169	$29,964,112.21	10.93%	9.754%	82.43%	584	49.80%	100.00%
16.000—16.499	92	$14,135,616.67	5.15%	10.208%	85.41%	580	59.74%	100.00%
16.500—16.999	67	$9,902,982.71	3.61%	10.748%	85.20%	555	57.96%	100.00%
17.000—17.499	26	$3,072,848.67	1.12%	11.189%	83.27%	558	59.73%	100.00%
17.500—17.999	24	$3,228,012.69	1.18%	11.729%	76.26%	541	31.60%	100.00%
18.000—18.499	3	$142,339.26	0.05%	12.253%	85.06%	532	25.28%	100.00%
18.500—18.999	2	$302,653.86	0.11%	12.512%	93.78%	657	0.00%	100.00%
Total	**1,445**	**$274,242,030.56**	**100.00%**	**8.483%**	**80.56%**	**610**	**66.61%**	**100.00%**

Initial Periodic Cap (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
1.000	23	$6,027,190.00	2.20%	7.221%	81.76%	667	76.26%	100.00%
2.000	978	$184,400,652.56	67.24%	8.618%	80.50%	605	64.16%	100.00%
3.000	444	$83,814,188.00	30.56%	8.275%	80.60%	619	71.31%	100.00%
Total	**1,445**	**$274,242,030.56**	**100.00%**	**8.483%**	**80.56%**	**610**	**66.61%**	**100.00%**

Subsequent Periodic Cap (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
1.000	1,445	$274,242,030.56	100.00%	8.483%	80.56%	610	66.61%	100.00%
Total	**1,445**	**$274,242,030.56**	**100.00%**	**8.483%**	**80.56%**	**610**	**66.61%**	**100.00%**

Next Rate Change Date	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
4/1/2008	1	$138,473.45	0.05%	8.800%	80.00%	655	0.00%	100.00%
5/1/2008	3	$550,504.49	0.20%	7.036%	80.00%	639	63.04%	100.00%
6/1/2008	7	$1,194,911.43	0.44%	9.760%	73.52%	514	67.53%	100.00%
7/1/2008	22	$4,360,037.02	1.59%	8.551%	80.99%	597	76.91%	100.00%
8/1/2008	17	$2,487,634.59	0.91%	9.697%	83.64%	564	97.11%	100.00%
9/1/2008	49	$9,486,408.70	3.46%	9.212%	81.11%	573	61.11%	100.00%
10/1/2008	691	$136,806,392.88	49.89%	8.534%	79.83%	610	62.44%	100.00%
11/1/2008	211	$35,403,480.00	12.91%	8.467%	83.14%	610	69.92%	100.00%
4/1/2009	1	$95,845.25	0.03%	8.900%	80.00%	599	100.00%	100.00%
5/1/2009	1	$126,269.32	0.05%	11.550%	95.00%	566	0.00%	100.00%
6/1/2009	1	$260,524.09	0.09%	7.225%	90.00%	631	100.00%	100.00%
7/1/2009	1	$187,699.94	0.07%	6.875%	80.00%	650	100.00%	100.00%
8/1/2009	1	$121,335.55	0.04%	9.950%	90.00%	540	100.00%	100.00%
9/1/2009	9	$1,464,434.44	0.53%	9.109%	78.65%	564	79.40%	100.00%
10/1/2009	235	$45,599,846.29	16.63%	8.419%	80.01%	616	67.29%	100.00%
11/1/2009	84	$14,970,010.00	5.46%	8.350%	82.21%	611	69.67%	100.00%
6/1/2011	2	$130,759.16	0.05%	11.048%	81.49%	505	100.00%	100.00%
7/1/2011	1	$79,678.16	0.03%	9.200%	80.00%	678	0.00%	100.00%
8/1/2011	2	$274,144.94	0.10%	7.754%	80.00%	674	37.32%	100.00%
9/1/2011	8	$2,017,733.79	0.74%	7.562%	78.70%	640	60.50%	100.00%
10/1/2011	71	$13,818,250.07	5.04%	7.833%	80.26%	635	80.78%	100.00%
11/1/2011	27	$4,667,657.00	1.70%	7.894%	82.56%	635	90.09%	100.00%
Total	**1,445**	**$274,242,030.56**	**100.00%**	**8.483%**	**80.56%**	**610**	**66.61%**	**100.00%**

Location	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Alabama	19	$1,960,312.29	0.55%	9.751%	86.62%	587	82.64%	77.60%
Alaska	8	$1,271,534.59	0.35%	8.326%	74.99%	578	100.00%	72.51%
Arizona	61	$9,795,849.45	2.73%	8.330%	81.90%	612	62.45%	82.41%
Arkansas	2	$96,259.02	0.03%	10.187%	90.00%	578	100.00%	100.00%
California	272	$71,079,049.10	19.78%	7.951%	75.41%	626	63.82%	81.18%
Colorado	67	$9,748,649.74	2.71%	8.692%	82.10%	613	71.68%	73.94%
Connecticut	22	$3,938,648.53	1.10%	8.733%	81.32%	594	77.64%	93.52%
District of Columbia	12	$2,579,772.61	0.72%	8.865%	81.79%	601	45.43%	97.16%
Florida	219	$37,227,541.83	10.36%	8.400%	80.80%	607	60.82%	75.64%
Georgia	82	$10,461,879.07	2.91%	9.352%	85.06%	600	73.29%	76.95%
Hawaii	8	$2,613,631.19	0.73%	8.013%	80.32%	624	82.96%	45.27%
Idaho	9	$1,125,249.05	0.31%	8.533%	84.89%	626	78.56%	64.41%
Illinois	109	$17,768,808.75	4.94%	8.813%	82.62%	616	75.41%	83.85%
Indiana	18	$1,772,528.33	0.49%	8.903%	84.55%	648	90.41%	67.08%
Iowa	11	$963,121.02	0.27%	9.040%	86.38%	618	79.24%	59.29%
Kansas	12	$1,283,786.38	0.36%	9.493%	87.72%	588	94.67%	98.32%
Kentucky	4	$293,188.79	0.08%	9.602%	71.78%	561	74.43%	67.84%
Louisiana	8	$992,425.59	0.28%	9.670%	78.91%	569	90.15%	98.71%
Maine	13	$2,221,032.72	0.62%	8.069%	83.90%	628	77.95%	46.38%
Maryland	135	$26,673,253.08	7.42%	7.801%	79.96%	623	79.63%	61.75%
Massachusetts	43	$9,689,350.65	2.70%	8.504%	77.58%	616	70.41%	73.18%
Michigan	71	$6,195,748.24	1.72%	8.973%	85.14%	617	76.94%	85.64%
Minnesota	16	$3,339,341.32	0.93%	8.307%	83.32%	605	76.66%	95.50%
Missouri	32	$3,078,107.70	0.86%	9.319%	85.79%	611	90.89%	75.40%
Montana	10	$1,166,492.12	0.32%	9.466%	82.43%	572	82.93%	85.70%
Nebraska	8	$1,162,000.16	0.32%	8.703%	89.54%	661	76.68%	70.50%
Nevada	16	$3,060,019.71	0.85%	8.711%	81.43%	600	66.18%	76.28%
New Hampshire	8	$1,320,104.86	0.37%	8.652%	84.30%	619	55.17%	68.80%
New Jersey	79	$16,890,792.85	4.70%	8.821%	78.86%	609	59.86%	83.53%
New Mexico	21	$2,599,247.44	0.72%	9.239%	81.58%	586	78.86%	53.97%
New York	40	$10,000,123.01	2.78%	7.599%	77.58%	626	66.11%	65.82%
North Carolina	20	$1,968,757.37	0.55%	9.477%	85.25%	620	66.00%	76.20%
Ohio	17	$2,207,562.37	0.61%	8.985%	88.86%	603	83.83%	84.42%
Oklahoma	16	$1,496,717.54	0.42%	9.339%	85.04%	612	76.82%	52.80%
Oregon	47	$7,815,407.00	2.17%	7.962%	82.94%	634	78.38%	87.45%
Pennsylvania	74	$8,993,657.26	2.50%	8.788%	83.91%	614	81.94%	71.81%
Rhode Island	11	$2,206,721.77	0.61%	8.162%	79.95%	627	85.19%	94.48%
South Carolina	7	$999,227.91	0.28%	9.037%	84.83%	591	65.19%	52.63%
South Dakota	2	$81,979.92	0.02%	9.350%	84.00%	628	100.00%	80.00%
Tennessee	46	$4,805,082.27	1.34%	8.601%	92.43%	620	87.96%	62.57%
Texas	233	$21,596,500.81	6.01%	8.810%	82.94%	622	77.41%	56.16%
Utah	7	$914,193.61	0.25%	9.086%	88.88%	643	63.20%	46.07%
Vermont	4	$498,278.09	0.14%	9.693%	74.10%	566	68.54%	84.96%
Virginia	42	$8,248,755.10	2.30%	8.653%	80.76%	623	50.20%	83.10%
Washington	145	$29,939,276.51	8.33%	8.161%	81.79%	617	83.07%	87.22%
West Virginia	4	$838,174.12	0.23%	8.538%	80.02%	628	62.16%	37.84%
Wisconsin	36	$4,374,056.58	1.22%	9.135%	85.35%	620	55.70%	76.87%
Total	**2,146**	**$359,352,197.42**	**100.00%**	**8.415%**	**80.64%**	**617**	**70.87%**	**76.32%**

Mortgage Loan Statistics—Group II

		Minimum	Maximum
Scheduled Principal Balance	$648,848,772	$10,895	$1,114,709
Average Scheduled Principal Balance	$255,452		
Number of Mortgage Loans	2,540		
Weighted Average Gross Coupon	8.497%	5.500%	13.400%
Weighted Average FICO Score	645	500	816
Weighted Average Original LTV	82.32%	29.69%	100.00%
Weighted Average Combined Original LTV	90.98%	29.69%	100.00%
Weighted Average DTI	38.48%	0.33%	74.54%
Weighted Average Original Term	368 months	180 months	480 months
Weighted Average Stated Remaining Term	367 months	178 months	480 months
Weighted Average Seasoning	1 month	0 months	8 months
Weighted Average Gross Margin	5.054%	4.900%	6.750%
Weighted Average Minimum Interest Rate	8.371%	5.500%	13.400%
Weighted Average Maximum Interest Rate	14.371%	11.500%	19.400%
Weighted Average Initial Rate Cap	2.184%	1.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	29 months	16 months	60 months
Maturity Date		September 1, 2021	November 1, 2046

Adj Rate Mortgage	80.12%	Full	50.40%
Fixed Rate Mortgage	19.88%	Limited	4.48%
		Stated	45.13%
ARM—2 Yr/6 Mth	18.16%		
ARM—2 Yr/6 Mth 40 Yr	3.87%	Cash-Out Refi	34.11%
ARM—2 Yr/6 Mth IO	7.63%	Purchase	60.19%
ARM—3 Yr/6 Mth	4.44%	Rate/Term Refi	5.70%
ARM—3 Yr/6 Mth 40 Yr	1.10%		
ARM—3 Yr/6 Mth IO	1.64%	Condominium	7.94%
ARM—5 Yr/6 Mth	3.03%	Planned Unit Development	14.75%
ARM—5 Yr/6 Mth 40 Yr	0.98%	Single Family	69.16%
ARM—5 Yr/6 Mth IO	2.27%	Townhouse	0.25%
Balloon—2 Yr/6 Mnth	28.08%	Two to Four Family	7.91%
Balloon—3 Yr/6 Mnth	5.14%		
Balloon—30 Year	2.32%	Investor	8.84%
Balloon—5 Yr/6 Mnth	3.78%	Owner-Occupied	88.94%
Fixed—15 Year	0.19%	Second Home	2.21%
Fixed—30 Year	16.51%		
Fixed—40 Year	0.87%	First Lien	92.08%
		Second Lien	7.92%
Not Interest Only	88.47%		
Interest Only	11.53%	Top 5 Locations:	
		California	44.78%
Prepay Penalty: N/A	24.21%	Florida	10.22%
Prepay Penalty: 12 months	8.54%	Maryland	6.40%
Prepay Penalty: 24 months	37.47%	Washington	4.62%
Prepay Penalty: 36 months	29.78%	New York	4.34%

Current Balance ($)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
0.01—50,000.00	204	$7,721,115.68	1.19%	10.901%	94.44%	648	45.14%	27.53%
50,000.01—100,000.00	540	$40,725,298.08	6.28%	10.539%	92.37%	647	44.50%	35.20%
100,000.01—150,000.00	355	$44,166,427.35	6.81%	9.887%	88.79%	645	45.18%	40.92%
150,000.01—200,000.00	232	$40,500,573.90	6.24%	8.831%	84.31%	647	50.95%	74.65%
200,000.01—250,000.00	179	$40,520,671.68	6.25%	8.435%	82.49%	643	53.27%	88.40%
250,000.01—300,000.00	184	$50,638,089.25	7.80%	8.077%	80.29%	650	50.35%	89.26%
300,000.01—350,000.00	131	$42,327,075.63	6.52%	8.136%	80.76%	656	39.44%	91.63%
350,000.01—400,000.00	108	$40,529,789.79	6.25%	8.251%	81.14%	649	44.33%	85.13%
400,000.01—450,000.00	123	$52,695,124.48	8.12%	8.059%	80.83%	640	61.14%	86.16%
450,000.01—500,000.00	132	$62,664,741.34	9.66%	8.162%	81.56%	642	45.98%	91.01%
500,000.01—550,000.00	104	$54,619,812.18	8.42%	8.047%	81.32%	652	52.18%	86.37%
550,000.01—600,000.00	87	$50,127,300.28	7.73%	8.177%	82.01%	640	51.57%	90.71%
600,000.01—650,000.00	39	$24,443,354.14	3.77%	8.102%	81.28%	654	48.60%	82.04%
650,000.01—700,000.00	35	$23,706,578.38	3.65%	7.696%	79.27%	647	62.75%	88.77%
700,000.01—750,000.00	30	$21,906,380.73	3.38%	8.096%	78.59%	654	46.98%	83.45%
750,000.01—800,000.00	14	$10,996,502.79	1.69%	8.267%	81.96%	665	35.30%	85.83%
800,000.01—850,000.00	6	$5,038,214.12	0.78%	8.624%	70.76%	628	33.73%	100.00%
850,000.01—900,000.00	7	$6,137,164.30	0.95%	8.432%	77.36%	604	57.29%	71.92%
900,000.01—950,000.00	7	$6,515,266.78	1.00%	9.190%	76.39%	610	71.40%	100.00%
950,000.01—1,000,000.00	21	$20,715,179.63	3.19%	8.113%	75.63%	620	71.07%	90.57%
>= 1,000,000.01	2	$2,154,111.04	0.33%	8.530%	77.07%	646	100.00%	100.00%
Total	**2,540**	**$648,848,771.55**	**100.00%**	**8.497%**	**82.32%**	**645**	**50.40%**	**80.12%**

Mortgage Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
5.500—5.999	15	$7,103,022.92	1.09%	5.800%	72.74%	697	95.99%	100.00%
6.000—6.499	93	$41,416,753.04	6.38%	6.188%	75.56%	701	94.93%	41.31%
6.500—6.999	126	$46,724,037.29	7.20%	6.758%	79.62%	658	89.29%	81.05%
7.000—7.499	185	$67,682,160.26	10.43%	7.250%	79.87%	657	72.59%	89.23%
7.500—7.999	282	$94,830,727.69	14.62%	7.746%	80.13%	646	60.39%	87.43%
8.000—8.499	248	$82,040,008.79	12.64%	8.218%	80.43%	643	47.02%	92.27%
8.500—8.999	297	$99,730,018.06	15.37%	8.703%	81.55%	649	25.68%	94.90%
9.000—9.499	210	$63,867,656.16	9.84%	9.225%	82.13%	629	28.43%	91.60%
9.500—9.999	227	$45,457,345.75	7.01%	9.730%	85.66%	610	42.61%	81.53%
10.000—10.499	134	$23,293,362.62	3.59%	10.216%	86.21%	622	38.35%	80.69%
10.500—10.999	148	$22,763,713.55	3.51%	10.731%	87.04%	613	34.34%	71.06%
11.000—11.499	354	$33,582,186.31	5.18%	11.223%	95.43%	637	33.64%	27.43%
11.500—11.999	159	$14,454,437.32	2.23%	11.702%	97.30%	636	15.05%	22.42%
12.000—12.499	44	$4,475,195.28	0.69%	12.194%	97.30%	659	18.03%	18.96%
12.500—12.999	15	$1,280,583.06	0.20%	12.704%	97.85%	635	0.00%	10.86%
13.000—13.499	3	$147,563.45	0.02%	13.282%	90.00%	640	0.00%	100.00%
Total	**2,540**	**$648,848,771.55**	**100.00%**	**8.497%**	**82.32%**	**645**	**50.40%**	**80.12%**

Exhibit A - 20

FICO	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
500—524	38	$13,964,978.64	2.15%	10.196%	75.68%	513	42.42%	89.88%
525—549	43	$16,826,339.73	2.59%	9.691%	77.84%	538	86.69%	89.53%
550—574	76	$27,997,248.96	4.31%	9.131%	80.45%	564	66.70%	87.76%
575—599	108	$31,637,304.19	4.88%	8.938%	83.54%	587	69.12%	90.60%
600—624	558	$128,476,516.02	19.80%	8.489%	82.49%	613	63.04%	81.08%
625—649	662	$157,370,979.38	24.25%	8.618%	83.36%	636	43.16%	81.23%
650—674	413	$100,783,264.18	15.53%	8.419%	83.20%	661	41.90%	81.76%
675—699	275	$68,076,672.09	10.49%	8.125%	81.77%	686	40.92%	75.34%
>= 700	367	$103,715,468.36	15.98%	7.913%	81.82%	733	45.26%	70.67%
Total	**2,540**	**$648,848,771.55**	**100.00%**	**8.497%**	**82.32%**	**645**	**50.40%**	**80.12%**

Original LTV (%) *	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
0.01—49.99	25	$7,159,740.34	1.10%	8.071%	42.28%	627	55.40%	48.70%
50.00—54.99	13	$4,092,450.42	0.63%	6.535%	53.01%	685	79.97%	68.53%
55.00—59.99	11	$3,858,578.66	0.59%	7.318%	56.23%	646	73.30%	53.21%
60.00—64.99	25	$7,174,850.46	1.11%	7.369%	63.47%	662	61.40%	64.39%
65.00—69.99	34	$13,597,754.20	2.10%	7.851%	68.11%	608	69.08%	68.30%
70.00—74.99	74	$32,090,923.82	4.95%	7.823%	72.81%	623	68.27%	75.06%
75.00—79.99	91	$36,476,092.77	5.62%	8.069%	77.35%	631	57.47%	73.66%
80.00—80.00	999	$323,229,239.97	49.82%	8.122%	80.00%	653	41.32%	92.65%
80.01—84.99	30	$13,742,382.80	2.12%	7.401%	83.85%	656	80.13%	74.80%
85.00—89.99	128	$46,543,159.61	7.17%	8.530%	86.11%	630	59.35%	82.55%
90.00—94.99	432	$89,604,518.63	13.81%	9.088%	90.12%	640	57.09%	88.99%
95.00—99.99	72	$17,371,705.13	2.68%	9.248%	95.29%	633	76.23%	80.00%
100.00	606	$53,907,374.74	8.31%	11.063%	100.00%	654	43.92%	8.96%
Total	**2,540**	**$648,848,771.55**	**100.00%**	**8.497%**	**82.32%**	**645**	**50.40%**	**80.12%**

Original LTV for all first lien loans and combined original LTV for all second lien loans

Combined Original LTV with Simultaneous Seconds (%) **	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
0.01—49.99	25	$7,159,740.34	1.10%	8.071%	42.28%	627	55.40%	48.70%
50.00—54.99	13	$4,092,450.42	0.63%	6.535%	53.01%	685	79.97%	68.53%
55.00—59.99	11	$3,858,578.66	0.59%	7.318%	56.23%	646	73.30%	53.21%
60.00—64.99	25	$7,174,850.46	1.11%	7.369%	63.47%	662	61.40%	64.39%
65.00—69.99	33	$13,036,470.98	2.01%	7.772%	68.20%	612	67.75%	66.93%
70.00—74.99	72	$30,651,508.04	4.72%	7.825%	72.83%	619	69.39%	75.97%
75.00—79.99	70	$26,201,594.77	4.04%	8.140%	77.10%	621	56.81%	72.42%
80.00—80.00	180	$52,334,331.22	8.07%	8.235%	80.00%	629	59.67%	75.36%
80.01—84.99	32	$15,381,798.58	2.37%	7.270%	82.99%	661	82.25%	66.83%
85.00—89.99	127	$46,482,985.14	7.16%	8.527%	85.86%	631	59.43%	82.52%
90.00—94.99	432	$92,696,085.80	14.29%	8.981%	89.50%	641	57.56%	90.15%
95.00—99.99	109	$31,905,058.92	4.92%	8.700%	87.76%	640	60.19%	86.42%
100.00	1,411	$317,873,318.22	48.99%	8.632%	83.47%	657	38.84%	80.75%
Total	**2,540**	**$648,848,771.55**	**100.00%**	**8.497%**	**82.32%**	**645**	**50.40%**	**80.12%**

**Combined LTV including simultaneous seconds for all first lien loans and combined original LTV for all second lien loans

Original Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
180	11	$1,217,777.02	0.19%	8.618%	77.40%	667	45.01%	0.00%
360	2,385	$603,368,138.42	92.99%	8.501%	82.40%	646	50.95%	79.76%
480	144	$44,262,856.11	6.82%	8.442%	81.36%	639	42.95%	87.27%
Total	**2,540**	**$648,848,771.55**	**100.00%**	**8.497%**	**82.32%**	**645**	**50.40%**	**80.12%**

Stated Remaining Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
121—180	11	$1,217,777.02	0.19%	8.618%	77.40%	667	45.01%	0.00%
301—360	2,385	$603,368,138.42	92.99%	8.501%	82.40%	646	50.95%	79.76%
>= 361	144	$44,262,856.11	6.82%	8.442%	81.36%	639	42.95%	87.27%
Total	**2,540**	**$648,848,771.55**	**100.00%**	**8.497%**	**82.32%**	**645**	**50.40%**	**80.12%**

Debt Ratio (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
0.01—20.00	302	$57,762,114.47	8.90%	8.599%	83.07%	648	71.85%	80.02%
20.01—25.00	115	$23,560,455.11	3.63%	8.861%	82.63%	655	43.83%	78.42%
25.01—30.00	171	$36,291,120.30	5.59%	8.578%	81.86%	652	53.50%	76.17%
30.01—35.00	259	$64,104,927.32	9.88%	8.540%	82.97%	646	52.48%	82.61%
35.01—40.00	465	$122,251,806.12	18.84%	8.422%	81.56%	652	46.09%	79.08%
40.01—45.00	553	$148,733,670.61	22.92%	8.502%	83.03%	647	43.33%	83.12%
45.01—50.00	547	$154,294,862.98	23.78%	8.522%	82.56%	642	45.46%	79.14%
50.01—55.00	124	$41,340,668.74	6.37%	8.135%	79.57%	619	74.31%	76.52%
>= 60.01	4	$509,145.90	0.08%	7.122%	67.59%	611	88.06%	100.00%
Total	**2,540**	**$648,848,771.55**	**100.00%**	**8.497%**	**82.32%**	**645**	**50.40%**	**80.12%**

Product	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
ARM—2 Yr/6 Mth	467	$117,818,312.05	18.16%	9.195%	81.81%	617	41.70%	100.00%
ARM—2 Yr/6 Mth 40 Yr	70	$25,079,334.95	3.87%	8.479%	81.03%	640	35.05%	100.00%
ARM—2 Yr/6 Mth IO	130	$49,498,274.64	7.63%	7.658%	80.14%	670	62.75%	100.00%
ARM—3 Yr/6 Mth	118	$28,816,114.12	4.44%	8.579%	82.79%	648	50.94%	100.00%
ARM—3 Yr/6 Mth 40 Yr	30	$7,163,301.54	1.10%	8.756%	82.76%	640	39.21%	100.00%
ARM—3 Yr/6 Mth IO	34	$10,635,472.00	1.64%	7.250%	79.26%	649	84.27%	100.00%
ARM—5 Yr/6 Mth	88	$19,691,783.61	3.03%	8.603%	78.70%	621	60.93%	100.00%
ARM—5 Yr/6 Mth 40 Yr	19	$6,385,623.55	0.98%	8.099%	83.17%	640	61.64%	100.00%
ARM—5 Yr/6 Mth IO	41	$14,702,932.01	2.27%	7.060%	78.03%	680	78.30%	100.00%
Balloon—2 Yr/6 Mnth	458	$182,191,216.21	28.08%	8.302%	81.57%	645	39.89%	100.00%
Balloon—3 Yr/6 Mnth	100	$33,333,779.74	5.14%	8.138%	81.41%	648	38.33%	100.00%
Balloon—30 Year	41	$15,031,219.80	2.32%	7.508%	81.78%	656	86.01%	0.00%
Balloon—5 Yr/6 Mnth	66	$24,532,206.35	3.78%	7.365%	82.41%	652	70.02%	100.00%
Fixed—15 Year	11	$1,217,777.02	0.19%	8.618%	77.40%	667	45.01%	0.00%
Fixed—30 Year	842	$107,116,827.89	16.51%	9.258%	87.40%	664	60.24%	0.00%
Fixed—40 Year	25	$5,634,596.07	0.87%	8.266%	79.00%	632	61.69%	0.00%
Total	**2,540**	**$648,848,771.55**	**100.00%**	**8.497%**	**82.32%**	**645**	**50.40%**	**80.12%**

Interest Only	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Interest Only	205	$74,836,678.65	11.53%	7.483%	79.60%	669	68.86%	100.00%
Not Interest Only	2,335	$574,012,092.90	88.47%	8.629%	82.68%	642	47.99%	77.53%
Total	**2,540**	**$648,848,771.55**	**100.00%**	**8.497%**	**82.32%**	**645**	**50.40%**	**80.12%**

Interest Only Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
N/A	2,335	$574,012,092.90	88.47%	8.629%	82.68%	642	47.99%	77.53%
24	130	$49,498,274.64	7.63%	7.658%	80.14%	670	62.75%	100.00%
36	34	$10,635,472.00	1.64%	7.250%	79.26%	649	84.27%	100.00%
60	41	$14,702,932.01	2.27%	7.060%	78.03%	680	78.30%	100.00%
Total	**2,540**	**$648,848,771.55**	**100.00%**	**8.497%**	**82.32%**	**645**	**50.40%**	**80.12%**

Prepayment Penalty Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
N/A	673	$157,102,523.99	24.21%	9.162%	82.90%	641	42.80%	79.98%
12	170	$55,389,515.89	8.54%	8.742%	82.87%	644	48.42%	89.61%
24	970	$243,117,462.56	37.47%	8.626%	83.19%	640	44.98%	89.67%
36	727	$193,239,269.11	29.78%	7.723%	80.61%	655	63.95%	65.49%
Total	**2,540**	**$648,848,771.55**	**100.00%**	**8.497%**	**82.32%**	**645**	**50.40%**	**80.12%**

Lien Position	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
First Lien	1,930	$597,450,868.45	92.08%	8.264%	80.82%	644	51.45%	87.01%
Second Lien	610	$51,397,903.10	7.92%	11.199%	99.79%	657	38.10%	0.00%
Total	**2,540**	**$648,848,771.55**	**100.00%**	**8.497%**	**82.32%**	**645**	**50.40%**	**80.12%**

Documentation Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Full	1,223	$326,991,765.43	50.40%	7.935%	82.17%	638	100.00%	75.08%
Limited	123	$29,044,869.46	4.48%	8.427%	83.05%	638	0.00%	83.41%
Stated	1,194	$292,812,136.66	45.13%	9.132%	82.42%	655	0.00%	85.42%
Total	**2,540**	**$648,848,771.55**	**100.00%**	**8.497%**	**82.32%**	**645**	**50.40%**	**80.12%**

Loan Purpose	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Cash-Out Refi	650	$221,337,947.55	34.11%	8.207%	79.79%	626	64.61%	75.59%
Purchase	1,808	$390,521,271.67	60.19%	8.688%	83.91%	656	40.49%	82.84%
Rate/Term Refi	82	$36,989,552.33	5.70%	8.210%	80.79%	645	69.95%	78.51%
Total	**2,540**	**$648,848,771.55**	**100.00%**	**8.497%**	**82.32%**	**645**	**50.40%**	**80.12%**

Property Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Condominium	226	$51,490,531.75	7.94%	8.554%	82.75%	666	43.75%	79.78%
Planned Unit Development	355	$95,686,499.56	14.75%	8.362%	82.59%	642	52.16%	81.54%
Single Family	1,753	$448,755,076.13	69.16%	8.506%	82.35%	642	51.48%	79.13%
Townhouse	8	$1,602,936.24	0.25%	7.459%	70.14%	721	66.61%	54.64%
Two to Four Family	198	$51,313,727.87	7.91%	8.640%	81.56%	655	43.77%	87.30%
Total	**2,540**	**$648,848,771.55**	**100.00%**	**8.497%**	**82.32%**	**645**	**50.40%**	**80.12%**

Occupancy Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Investor	387	$57,389,477.62	8.84%	9.735%	86.69%	664	39.08%	90.26%
Owner-Occupied	2,108	$577,089,990.54	88.94%	8.378%	82.02%	643	51.90%	79.18%
Second Home	45	$14,369,303.39	2.21%	8.335%	77.26%	666	35.19%	77.49%
Total	**2,540**	**$648,848,771.55**	**100.00%**	**8.497%**	**82.32%**	**645**	**50.40%**	**80.12%**

Loan Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Adj Rate Mortgage	1,621	$519,848,350.77	80.12%	8.371%	81.34%	641	47.23%	100.00%
Fixed Rate Mortgage	919	$129,000,420.78	19.88%	9.005%	86.29%	662	63.16%	0.00%
Total	**2,540**	**$648,848,771.55**	**100.00%**	**8.497%**	**82.32%**	**645**	**50.40%**	**80.12%**

Gross Margin (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
<= 4.999	1,537	$489,657,535.01	94.19%	8.313%	81.49%	646	45.52%	100.00%
5.000—5.999	63	$24,244,386.43	4.66%	9.168%	80.27%	576	75.34%	100.00%
6.000—6.999	21	$5,946,429.33	1.14%	9.918%	73.88%	538	73.40%	100.00%
Total	**1,621**	**$519,848,350.77**	**100.00%**	**8.371%**	**81.34%**	**641**	**47.23%**	**100.00%**

Minimum Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
5.500—5.999	15	$7,103,022.92	1.37%	5.800%	72.74%	697	95.99%	100.00%
6.000—6.499	42	$17,111,214.47	3.29%	6.274%	80.22%	679	89.86%	100.00%
6.500—6.999	100	$37,870,248.07	7.28%	6.761%	79.94%	656	87.44%	100.00%
7.000—7.499	155	$60,394,316.85	11.62%	7.252%	80.39%	657	71.24%	100.00%
7.500—7.999	236	$82,906,621.33	15.95%	7.753%	80.15%	646	56.94%	100.00%
8.000—8.499	218	$75,701,667.57	14.56%	8.221%	80.37%	644	44.77%	100.00%
8.500—8.999	274	$94,642,084.75	18.21%	8.705%	81.77%	649	24.49%	100.00%
9.000—9.499	182	$58,500,447.84	11.25%	9.219%	82.20%	630	28.00%	100.00%
9.500—9.999	129	$37,060,234.80	7.13%	9.715%	84.00%	603	38.05%	100.00%
10.000—10.499	93	$18,796,271.72	3.62%	10.232%	84.53%	617	30.86%	100.00%
10.500—10.999	80	$16,175,934.94	3.11%	10.726%	83.34%	592	29.28%	100.00%
11.000—11.499	55	$9,210,192.36	1.77%	11.163%	85.86%	599	9.01%	100.00%
11.500—11.999	29	$3,241,114.14	0.62%	11.689%	90.52%	621	32.47%	100.00%
12.000—12.499	7	$848,386.87	0.16%	12.186%	89.45%	647	0.00%	100.00%
12.500—12.999	3	$139,028.69	0.03%	12.734%	90.00%	647	0.00%	100.00%
13.000—13.499	3	$147,563.45	0.03%	13.282%	90.00%	640	0.00%	100.00%
Total	**1,621**	**$519,848,350.77**	**100.00%**	**8.371%**	**81.34%**	**641**	**47.23%**	**100.00%**

Maximum Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
11.500—11.999	15	$7,103,022.92	1.37%	5.800%	72.74%	697	95.99%	100.00%
12.000—12.499	42	$17,111,214.47	3.29%	6.274%	80.22%	679	89.86%	100.00%
12.500—12.999	100	$37,870,248.07	7.28%	6.761%	79.94%	656	87.44%	100.00%
13.000—13.499	155	$60,394,316.85	11.62%	7.252%	80.39%	657	71.24%	100.00%
13.500—13.999	236	$82,906,621.33	15.95%	7.753%	80.15%	646	56.94%	100.00%
14.000—14.499	218	$75,701,667.57	14.56%	8.221%	80.37%	644	44.77%	100.00%
14.500—14.999	274	$94,642,084.75	18.21%	8.705%	81.77%	649	24.49%	100.00%
15.000—15.499	182	$58,500,447.84	11.25%	9.219%	82.20%	630	28.00%	100.00%
15.500—15.999	129	$37,060,234.80	7.13%	9.715%	84.00%	603	38.05%	100.00%
16.000—16.499	93	$18,796,271.72	3.62%	10.232%	84.53%	617	30.86%	100.00%
16.500—16.999	80	$16,175,934.94	3.11%	10.726%	83.34%	592	29.28%	100.00%
17.000—17.499	55	$9,210,192.36	1.77%	11.163%	85.86%	599	9.01%	100.00%
17.500—17.999	29	$3,241,114.14	0.62%	11.689%	90.52%	621	32.47%	100.00%
18.000—18.499	7	$848,386.87	0.16%	12.186%	89.45%	647	0.00%	100.00%
18.500—18.999	3	$139,028.69	0.03%	12.734%	90.00%	647	0.00%	100.00%
19.000—19.499	3	$147,563.45	0.03%	13.282%	90.00%	640	0.00%	100.00%
Total	**1,621**	**$519,848,350.77**	**100.00%**	**8.371%**	**81.34%**	**641**	**47.23%**	**100.00%**

Initial Periodic Cap (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
1.000	132	$49,654,434.64	9.55%	7.669%	80.22%	670	62.59%	100.00%
2.000	994	$325,023,863.21	62.52%	8.638%	81.61%	634	40.20%	100.00%
3.000	495	$145,170,052.92	27.93%	8.012%	81.12%	647	57.70%	100.00%
Total	**1,621**	**$519,848,350.77**	**100.00%**	**8.371%**	**81.34%**	**641**	**47.23%**	**100.00%**

Subsequent Periodic Cap (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
1.000	1,621	$519,848,350.77	100.00%	8.371%	81.34%	641	47.23%	100.00%
Total	**1,621**	**$519,848,350.77**	**100.00%**	**8.371%**	**81.34%**	**641**	**47.23%**	**100.00%**

Next Rate Change Date	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
3/1/2008	3	$725,343.03	0.14%	8.680%	76.86%	582	86.11%	100.00%
4/1/2008	4	$979,699.30	0.19%	8.543%	75.22%	611	0.00%	100.00%
5/1/2008	2	$611,264.24	0.12%	10.724%	93.80%	638	76.09%	100.00%
6/1/2008	1	$958,959.15	0.18%	9.000%	80.00%	590	100.00%	100.00%
7/1/2008	14	$4,824,732.14	0.93%	7.879%	77.59%	629	27.57%	100.00%
8/1/2008	25	$8,760,016.81	1.69%	8.569%	80.60%	634	39.04%	100.00%
9/1/2008	61	$19,846,081.96	3.82%	8.825%	82.15%	628	41.21%	100.00%
10/1/2008	820	$283,837,010.22	54.60%	8.475%	81.26%	640	43.44%	100.00%
11/1/2008	195	$54,044,031.00	10.40%	8.586%	82.54%	641	43.26%	100.00%
7/1/2009	2	$239,408.48	0.05%	9.265%	80.00%	684	0.00%	100.00%
8/1/2009	1	$99,855.89	0.02%	9.650%	80.00%	602	0.00%	100.00%
9/1/2009	3	$1,405,203.83	0.27%	8.979%	79.72%	630	19.07%	100.00%
10/1/2009	189	$54,964,017.60	10.57%	8.235%	81.60%	649	47.41%	100.00%
11/1/2009	87	$23,240,181.60	4.47%	8.172%	82.23%	644	55.52%	100.00%
6/1/2011	2	$551,458.40	0.11%	7.672%	80.00%	651	12.30%	100.00%
7/1/2011	2	$403,299.41	0.08%	8.093%	80.00%	632	56.45%	100.00%
8/1/2011	11	$3,893,158.97	0.75%	7.873%	81.01%	657	49.66%	100.00%
9/1/2011	27	$10,502,694.47	2.02%	8.750%	78.52%	617	32.04%	100.00%
10/1/2011	138	$41,925,184.27	8.06%	7.453%	80.02%	657	80.88%	100.00%
11/1/2011	34	$8,036,750.00	1.55%	7.853%	84.45%	636	63.72%	100.00%
Total	**1,621**	**$519,848,350.77**	**100.00%**	**8.371%**	**81.34%**	**641**	**47.23%**	**100.00%**

Location	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal(%)	Weighted Average Gross Coupon(%)	Weighted Average Orig LTV(%)	Weighted Average FICO	Full Doc (%)	ARM (%)
Alabama	11	$862,193.79	0.13%	9.271%	84.50%	619	81.43%	61.63%
Alaska	5	$1,245,523.21	0.19%	7.508%	81.06%	673	73.51%	94.70%
Arizona	36	$7,004,367.12	1.08%	8.448%	84.39%	652	54.95%	82.37%
Arkansas	1	$75,050.00	0.01%	9.300%	95.00%	659	100.00%	0.00%
California	898	$290,577,501.93	44.78%	8.347%	81.89%	650	46.46%	82.53%
Colorado	35	$9,392,802.14	1.45%	8.439%	84.61%	635	51.74%	82.83%
Connecticut	10	$3,787,652.28	0.58%	9.714%	84.37%	620	64.76%	86.41%
Delaware	2	$869,879.25	0.13%	7.718%	85.17%	630	100.00%	51.72%
District of Columbia	8	$2,967,742.56	0.46%	7.237%	72.71%	661	59.32%	88.61%
Florida	299	$66,326,886.76	10.22%	8.663%	83.24%	642	47.57%	83.10%
Georgia	33	$7,252,249.48	1.12%	9.029%	81.77%	645	39.27%	88.62%
Hawaii	3	$1,432,418.78	0.22%	6.862%	69.19%	691	38.36%	61.64%
Idaho	8	$1,242,561.32	0.19%	7.888%	77.50%	647	75.66%	53.96%
Illinois	76	$17,639,297.30	2.72%	9.073%	83.25%	648	45.13%	84.16%
Indiana	38	$3,000,649.78	0.46%	9.932%	87.41%	673	31.36%	77.16%
Iowa	3	$536,186.59	0.08%	10.556%	83.36%	619	16.11%	83.22%
Kansas	5	$945,941.20	0.15%	10.133%	85.04%	587	10.95%	97.02%
Kentucky	6	$605,713.59	0.09%	8.653%	88.21%	661	100.00%	86.26%
Louisiana	3	$339,518.56	0.05%	8.122%	80.00%	613	70.32%	42.31%
Maine	9	$2,421,647.74	0.37%	8.622%	73.02%	608	69.87%	79.34%
Maryland	156	$41,517,486.05	6.40%	8.003%	82.90%	651	60.80%	69.77%
Massachusetts	31	$8,277,036.46	1.28%	8.866%	77.95%	635	62.94%	80.17%
Michigan	73	$9,653,470.43	1.49%	9.573%	86.26%	635	51.53%	86.50%
Minnesota	15	$5,121,253.05	0.79%	8.215%	80.75%	638	64.35%	93.36%
Missouri	32	$3,796,225.41	0.59%	9.438%	86.44%	652	42.83%	79.86%
Montana	1	$426,957.56	0.07%	10.250%	75.00%	539	100.00%	100.00%
Nebraska	8	$784,143.66	0.12%	9.280%	81.79%	619	76.41%	46.36%
Nevada	11	$3,507,126.76	0.54%	8.709%	81.94%	644	19.92%	79.11%
New Jersey	68	$19,152,837.26	2.95%	9.187%	84.25%	629	46.03%	82.14%
New Mexico	9	$1,098,378.31	0.17%	8.728%	77.88%	600	92.06%	79.93%
New York	79	$28,186,361.39	4.34%	8.148%	80.24%	647	52.42%	71.58%
North Carolina	16	$2,958,583.05	0.46%	8.285%	78.63%	679	38.89%	59.79%
Ohio	37	$3,531,169.22	0.54%	9.806%	88.61%	631	64.10%	71.74%
Oklahoma	3	$168,938.60	0.03%	10.011%	82.86%	586	28.41%	85.68%
Oregon	45	$10,413,458.58	1.60%	8.478%	82.42%	643	78.24%	81.68%
Pennsylvania	51	$8,428,333.92	1.30%	9.121%	86.14%	613	62.71%	82.44%
Rhode Island	2	$571,271.82	0.09%	8.202%	94.88%	632	100.00%	100.00%
South Carolina	8	$966,441.34	0.15%	9.438%	88.55%	683	37.85%	96.78%
Tennessee	30	$3,627,642.81	0.56%	9.508%	88.10%	613	70.08%	57.78%
Texas	203	$27,978,597.16	4.31%	8.895%	83.16%	649	38.69%	65.68%
Utah	11	$4,005,286.76	0.62%	7.914%	80.12%	657	45.46%	78.71%
Vermont	1	$203,924.43	0.03%	7.100%	76.98%	634	100.00%	0.00%
Virginia	41	$11,623,226.65	1.79%	8.423%	81.71%	633	49.94%	83.16%
Washington	103	$29,965,278.83	4.62%	8.229%	81.13%	639	66.76%	81.33%
West Virginia	2	$261,865.31	0.04%	9.740%	84.00%	659	0.00%	80.00%
Wisconsin	11	$3,039,779.61	0.47%	8.697%	84.02%	624	73.45%	58.44%
Wyoming	4	$1,057,913.74	0.16%	8.936%	87.18%	595	100.00%	97.43%
Total	**2,540**	**$648,848,771.55**	**100.00%**	**8.497%**	**82.32%**	**645**	**50.40%**	**80.12%**

Exhibit A - 27